Exhibit 99.2

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2004

Registration with CVM does not imply any appraisal on the company, being the management responsible for the truthfulness over the information rendered.

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27
4- COMMERCIAL NAME
PERDIGÃO
5. PREVIOUS COMPANY NAME
PERDIGÃO HOLDING S.A.
6. “NIRE”
35300149947
7. Web site
www.perdigao.com.br/ri/eng

01.02 - HEAD OFFICES

1- FULL ADDRESS		2- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760		JAGUARÉ
3- ZIP CODE	4- CITY		5- STATE
05350-901	SÃO PAULO		SP
6- LONG DISTANCE CALL	7- TELEPHONE	8- TELEPHONE	9- TELEPHONE	10- TELEX
5511	3718-5465	3718-5306	3718-5301
11- LONG DISTANCE CALL	12.- FACSIMILE	13.- FACSIMILE	14.- FACSIMILE
5511	3718-5297	3714-4436	-
15.-E-MAIL
acoes@perdigao.com.br

01.03- SHAREHOLDERS’ DEPARTMENT

Company

1-NAME
TATIANA CARDOSO ANICET
2- CHARGE
INVESTOR RELATIONS
3- FULL ADDRESS		4- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760		JAGUARÉ
5- ZIP CODE	6- CITY		7- STATE
05350-901	SÃO PAULO		SP
8- LONG DISTANCE CALL	9- TELEPHONE	10- TELEPHONE	11- TELEPHONE	12- TELEX
5511	3718-5301	3718-5306
13-LONG DISTANCE CALL	14- FACSIMILE	15- FACSIMILE	16- FACSIMILE
5511	3718-5297	-
17-E-MAIL
acoes@perdigao.com.br

01.03- SHAREHOLDERS’ DEPARTMENT

Depositary Bank in Brazil

18-NAME
BANCO ITAÚ S.A.
19- CHARGE
UNIFIED ATTENDANCE SUPERINTENDENCE
20- FULL ADDRESS		21- NEIGHBORHOOD/DISTRICT
AV. ENG. ARMANDO ARRUDA PEREIRA, 707—9TH FLOOR		JABAQUARA
22- ZIP CODE	23- CITY		24- STATE
04344-902	SÃO PAULO		SP
25- LONG DISTANCE CALL	26- TELEPHONE	27- TELEPHONE	28- TELEPHONE	29- TELEX
5511	5029-1908	-	-
30- LONG DISTANCE CALL	31- FACSIMILE	32- FACSIMILE	33- FACSIMILE
5511	5029-1917	-
34-E-MAIL
claudio.ribeiro@itau.com.br

OTHER PLACES FOR ATTENDANCE

35- ITEM	36- CITY	37- STATE	38- L.DIST.CALL	39- TELEPHONE	40- TELEPHONE
01	SÃO PAULO	SP	5511	5029-1919	-
02	RIO DE JANEIRO	RJ	5521	2508-8086	-
03	PORTO ALEGRE	RS	5551	3210-9150	-
04	BRASÍLIA	DF	5561	322-2075	-

01.04 - INVESTOR RELATIONS DIRECTOR (Address for correspondence to the company)

1-Name
WANG WEI CHANG
2- FULL ADDRESS			3- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760			JAGUARÉ
4.- ZIP CODE	5. – CITY		6.- STATE
05350-901	SÃO PAULO		SP
7- LONG DISTANCE CALL	8- TELEPHONE	9- TELEPHONE	10- TELEPHONE	11- TELEX
5511	3718-5465	3718-5306	3718-5301
12- LONG DISTANCE CALL	13.- FACSIMILE	14.- FACSIMILE	15.- FACSIMILE
5511	3714-5297	3714-4436	-
16-E-MAIL	17. BRAZILIAN DIRECTOR	18. TAX PAYERS’ INDIVIDUAL REGISTER		19. PASSPORT
acoes@perdigao.com.br	YES	534.698.608-15		-

01.05 - REFERENCE/AUDITOR

1- DATE OF BEGINNING OF THE LAST FISCAL YEAR 01/01/2004	2- DATE OF ENDING OF THE LAST FISCAL YEAR 12/31/2004
3- DATE OF BEGINNING OF THE ONGNG FISCAL YEAR	4- DATE OF ENDING OF THE ONGOING FISCAL YEAR
01/01/2005	12/31/2005
5- NAME/AUDITOR’S COMPANY NAME ERNST & YOUNG AUDITORES INDEPENDENTES S/S.	6- CVM CODE 00471-5
5- TECHNICAL IN CHARGE NAME LUIZ CARLOS PASSETTI	8- TECHNICAL IN CHARGE COMPANY TAXPAYERS’ REGISTER 001.625.898-32

01.06 - CHARACTERISTICS OF THE COMPANY

1- STOCK EXCHANGE WHERE IT HAS REGISTRATION
☐	BVBAAL	☐	BVMESP	☐	BVPR	☐	BVRJ	☐	BVST

☐	BVES	☐	BVPP	☐	BVRG	☒	BOVESPA	☒	NYSE

2- TRADE MARKET
Stock Exchange
3- TYPE OF SITUATION
Operating
4- CODE OF ACTIVITY
122 - Food
5- MAIN ACTIVITY
Holding Company

01.07 - SHAREHOLDER CONTROL

1- TYPE OF SHAREHOLDER CONTROL
National Holding
2- SECURITIES ISSUED BY THE COMPANY

☒	Shares	☐	Redeemable shares	☐	Debentures

☐	Convertible debentures (shares)	☐	Founders’ shares	☐	Subscription bonus

01.08- RELEASING OF DOCUMENTS

1- NOTICE TO SHAREHOLDERS ON FINANCIAL STATEMENTS (FS) AVAILABILITY	2- MINUTE OF ORDINARY GENERAL MEETING (OGM) APPROVING FINANCIAL STATEMENTS
05/25/2005
3- CALL OF OGM FOR APPROVAL OF FS 04/13/2005	4- RELEASE FINANCIAL STATEMENTS 02/22/2005

01.09- NEWSPAPERS RELEASING COMPANY’S INFORMATION

1- ITEM	2- NEWSPAPER	3- STATE
01	JORNAL VALOR ECONÔMICO	SP
02	DIARIO OFICIAL DO ESTADO DE SÃO PAULO	SP

01.10- INVESTOR RELATIONS DIRECTOR

1- DATE	2- SIGNATURE
05/30/05

02.01.01- CURRENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

1- ITEM	2- OFFICER NAME	3- TAXPAYERS’ INDIVIDUAL REGISTER/CPF	4- DATE OF ELECTION	5- TERM OF MANDATE	6- MANAGER CODE TYPE	7- ELECTED BY CONTROLLING SHAREHOLDERS	8- POSITION/ RESPONSABILITY	7- POSITION
01	EGGON JOÃO DA SILVA	009.955.179-91	04/29/2005	OGM 2007	2	NO	20	Chairman of the Board
02	FRANCISCO FERREIRA ALEXANDRE	301.479.484-87	04/29/2005	OGM 2007	2	YES	21	Vice-Chairman of the Board
03	WILSON CARLOS DUARTE DELFINO	414.597.098-53	04/29/2005	OGM 2007	2	YES	22	Member of the Board
04	JAIME HUGO PATALANO	011.141.237-49	04/29/2005	OGM 2007	2	YES	22	Member of the Board
05	MARCOS ANTONIO CARVALHO GOMES	406.623.817-34	04/29/2005	OGM 2007	2	YES	22	Member of the Board
06	CLÁUDIO SALGUEIRO GARCIA MUNHOZ	214.268.131-04	04/29/2005	OGM 2007	2	YES	22	Member of the Board
07	LUIS CARLOS FERNANDES AFONSO	035.541.738-35	04/29/2005	OGM 2007	2	YES	22	Member of the Board
08	ALIDOR LUEDERS	114.466.179-04	04/29/2005	OGM 2007	2	NO	23	Deputy Member of the Board
09	MAURILIO ROSSI	660.351.207-68	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
10	LEVY PINTO DE CASTRO	040.540.167-15	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
11	KLÍTIA VASLESKA BICALHO DE SÁ	986.583.017-53	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
12	FRANCISCO FRANÇUY VENÂNCIO BRAGA	449.123.747/68	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
13	CARLOS ALBERTO CARDOSO MOREIRA	039.464.818-84	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
14	IVAN MENDES DO CARMO	279.786.131-00	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
15	NILDEMAR SECCHES	589.461.528-34	05/20/2005	MAY/2007	1		19	Chief Executive Officer
16	WANG WEI CHANG	534.698.608-15	05/20/2005	MAY/2007	1		19	Chief Financial Officer
17	PAULO ERNANI DE OLIVEIRA	132.104.160-87	05/20/2005	MAY/2007	1		19	Chief Operating Officer
18	NELSON VAS HACKLAUER	522.156.958-20	05/20/2005	MAY/2007	1		19	Business Development Director
19	WLADEMIR PARAVISI	387.161.009-72	05/20/2005	MAY/2007	1		19	Supply Chain Director
20	ANTONIO ZAMBELI	897.037.408-63	05/20/2005	MAY/2007	1		19	Marketing Director
21	LUIZ ADALBERTO STÁBILE BENÍCIO	448.732.129-87	05/20/2005	MAY/2007	1		19	Technology Director

*Code:         1 - Belongs to the Management only

                                               2 - Belongs to the Board of Directors only

                                               3 - Belongs to the Management and Board of Directors

02.01.02- CURRENT COMPOSITION OF THE FISCAL COUNCIL

1. Installed Fiscal Council YES	2. Permanent YES

3- ITEM	4- OFFICER NAME	5- TAXPAYERS’ INDIVIDUAL REGISTER/CPF	6- DATE OF ELECTION	7- TERM OF MANDATE	8- POSITION/ RESPONSABILITY	9- POSITION
01	LUCIANO CARVALHO VENTURA	018.153.854-72	04/29/2005	OGM 2006	44	Member of the Fiscal Council - preferred
02	GERD EDGAR BAUMER	005.721.609-68	04/29/2005	OGM 2006	45	Member of the Fiscal Council - minority
03	ATÍLIO GUASPARI	610.204.868-72	04/29/2005	OGM 2006	43	Member of the Fiscal Council
04	VANDERLEI MARTINS	720.647.738-00	04/29/2005	OGM 2006	43	Member of the Fiscal Council
05	ALMIR DE SOUZA CARVALHO	022.398.687-91	04/29/2005	OGM 2006	43	Member of the Fiscal Council
06	CLAUDIO VILAR FURTADO	090.109.807-82	04/29/2005	OGM 2006	47	Deputy Member of the Fiscal Council - preferred
07	DIMAS TARCÍSIO VANIN	290.799.009-82	04/29/2005	OGM 2006	48	Deputy Member of the Fiscal Council - minority
08	LUÍS JUSTINIANO DE ARANTES FERNANDES	086.127.918-20	04/29/2005	OGM 2006	46	Deputy Member of the Fiscal Council
09	MAURÍCIO DA ROCHA WANDERLEY	001.911.777-92	04/29/2005	OGM 2006	46	Deputy Member of the Fiscal Council
10	ANTONIO CARLOS SOARES	153.896.187-34	04/29/2005	OGM 2006	46	Deputy Member of the Fiscal Council

02.02 – PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELOR AND DIRECTOR

EGGON JOÃO DA SILVA – Chairman of the Board of Directors. Founder and ex-chairman of the Board of Directors of Weg S.A, an electric motors manufacturer, he was Perdigão’s CEO from 1993 to 1995. He is chairman of the Board of the company Oxford and sits on the boards of Tigre Participações S.A and Tigre Tubos e Conexões S.A as well as Marisol S.A Ind. Vestuário. Birth
Date: 10/17/29.

FRANCISCO FERREIRA ALEXANDRE – Vice-Chairman of the Board of Directors. An engineer and bank employee, he represents the Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) – the pension fund of which he is Administrative Director. Birth Date: 10/29/62.

WILSON CARLOS DUARTE DELFINO – Board member. An engineer, he represents the pension fund, Fundação Telebrás de Seguridade Social (Sistel), of which he is president. Birth Date: 05/30/46.

JAIME HUGO PATALANO – Board member. An economist, he represents the pension fund, Fundação de Assistência e Previdência Social of the National Economic and Social Development Bank - BNDES (Fapes), being President of the Board of Trustees. Birth Date: 01/30/41.

MARCOS ANTONIO CARVALHO GOMES – Board member. Representative of Fundação Real Grandeza, of which he is President. He is an Accounting Sciences graduate, and has worked in the information technology area since 1977. Birth Date: 01/07/57.

CLÁUDIO SALGUEIRO GARCIA MUNHOZ – Board member. An economist, he represents the pension fund, Fundação Telebrás de Seguridade Social (Sistel), being Superintendent of Assistance Plans and Welfare Director. Birth Date: 12/04/58.

LUIS CARLOS FERNANDES AFONSO – Board member. An economist, he has a master’s degree in Economics and represents the pension fund, Fundação Petrobras de Seguridade Social (Petros). He was Finance Secretary for the cities of São Paulo, Campinas and Santo André. Birth Date: 04/15/61.

LUCIANO CARVALHO VENTURA – Member of the Fiscal Council, an economist, he represents preferred shareholders. He is a member of the Fiscal Council of Iochpe-Maxion and Bardella and sits on the boards of Tavares de Melo Group, Gtmprevi Sociedade Previdenciária, Agrofertil (Fertibrás Group), Y. Takaoka and Telecomunicações de São Paulo S.A. (Telefônica Group). Birth Date: 03/01/47.

GERD EDGAR BAUMER – Member of the Fiscal Council, he represents the minority shareholders.  A business administrator, he is also vice-chairman of the Board of Directors of Weg S.A.. Birth Date: 10/05/34.

ATÍLIO GUASPARI – Member of the Fiscal Council and retired since March 2003. He holds a degree in Engineering and his former work was as a Financial Director for the “Associação dos Funcionários de BNDES – AFBNDE” of Rio de Janeiro. Birth Date: 10/20/46.

VANDERLEI MARTINS – Member of the Fiscal Council, he is an Accounting and Economic Sciences graduate and currently provides consultancy services to various companies. Birth Date: 01/30/54.

ALMIR DE SOUZA CARVALHO - Member of the Fiscal Council, member of the Board of Trustees of Valia and alternate member on the Fiscal Council of Companhia Vale do Rio Doce. He is an Accounting Sciences graduate and was a professor at the Federal University of Rio de Janeiro and Finance Director and Managing Director of Valia. Birth Date: 12/08/36.

NILDEMAR SECCHES – Chief Executive Officer. He is Chairman of the Board of Directors of Weg S.A and sits on the boards of Ultrapar Participações S.A. and Iochpe-Maxion. He was a director of the BNDES, Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). A mechanical engineering graduate, he has a postgraduate degree in Finance and a PhD course in Economics. Birth Date: 11/24/48.

WANG WEI CHANG – Chief Financial Officer. He is a member of the Executive Board and a Director of Abrasca, as well as a member of the College of Voting Directors of IBEF-SP. He was Controller for Banco Chase Manhattan N.A in Brazil; Financial Director of Chase Manhattan S.A Bank N.A in Santiago, Chile; and a vice-president at Citibank N.A in Brazil and in Hong Kong. An engineer, he has a master’s degree in industrial engineering.

 Birth Date: 01/16/47.

PAULO ERNANI DE OLIVEIRA – Chief Operating Officer. He was Supplies Director at Perdigão and a Member of the Fiscal Council of the Poultry Farming Association of Santa Catarina (ACAV). He has worked for Perdigão since 1989. He has a degree in Agronomy. Birth Date: 08/01/49.

NELSON VAS HACKLAUER – Business Development Director. At Perdigão, he has held positions as Financial and Investor Relations Director, Administrative Director and Commercial Director. He is a Business Administration graduate. Birth Date: 06/27/51.

WLADEMIR PARAVISI – Supply Chain Director. He joined Perdigão in 1978 and was previously an regional director at the Company. He has a degree in Accounting and MBA in Business Administration and Agribusiness. Birth date: 02/06/60.

ANTONIO ZAMBELI – Marketing Director. He held the position of Commercial Director of Visagis S.A, an Italian food products company and also worked at Swift Armour S.A. He is a Chemical Sciences graduate, with specialization in Marketing and Communication, Advanced Marketing and holds a MBA in Business Administration. Birth date: 04/21/54.

LUIZ ADALBERTO STÁBILE BENÍCIO – Technology Director. He has worked at Perdigão since 1986. He is an Animal Sciences graduate, with a Master’s Degree and PhD in Animal Sciences from the Federal University of Viçosa. He has a MBA in Business Administration. Birth date: 07/15/62.

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1- RECORD EVENT	2- DATE OF THE EVENT	3- INDIVIDUALS AND CORPORATIONS	4- INSTITUTIONAL INVESTORS	5- SHAREHOLDERS AGREEMENT	6- VOTING PREFERRED SHARES
E/OGM	04/29/2005	11,627	473	YES	NO
7- VOTING PREFERRED SHARES

8- DATE OF LAST SHAREHOLDERS AGREEMENT
10/25/1994

FREE FLOAT SHARES
Common		Preferred		Total

9. Quantity (units)	10. Percentage	11. Quantity (units)	12. Percentage	13. Quantity (units)	14. Percentage

3,137,400	20.28	19,378,347	66.41	22,515,747	50.42

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1- ITEM	2- COMPANY NAME	3- COMPANY TAXPAYERS’ REGISTER	4 NATIONALITY.	5.STATE	6- COMMON SHARES	7- %
					(units)
01	PREVI-CAIXA DE PREV FUN DO BCO DO BRASIL	33.754.482-0001/24	BRAZILIAN	RJ	2,865,315	18.52

02	FUND. PETROBRÁS SEG. SOCIAL – PETROS	34.053.942-0001/50	BRAZILIAN	RJ	2,255,561	14.58

03	FUND. TELEBRÁS SEG. SOCIAL – SISTEL	00.493.916-0001/20	BRAZILIAN	DF	2,766,914	17.88

04	FUND. ASSIST. PREV. SOCIAL DO BNDES	00.397.695-0002/78	BRAZILIAN	RJ	2,040,984	13.19

1- ITEM	8- PREFERRED SHARES	9- %	10- TOTAL OF SHARES	11- %	12- COMP SOCIAL CAPITAL	13- INTEREST IN SHAREHOLDERS AGREEMENT	14. CONTROLLER
	(units)		(units)
01	3,972,428	13.61	6,837,743	15.31		YES	YES

02	3,212,161	11.01	5,467,722	12.25		YES	YES

03	134,689	0.46	2,901,603	6.50		YES	YES

04	651,361	2.23	2,692,345	6.03		YES	YES

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1- RECORD EVENT	2- DATE OF THE EVENT	3- INDIVIDUALS AND CORPORATIONS	4- INSTITUTIONAL INVESTORS	5- SHAREHOLDERS AGREEMENT	6- VOTING PREFERRED SHARES
E/OGM	04/29/2005	11,627	473	YES	NO
7- VOTING PREFERRED SHARES

8- DATE OF LAST SHAREHOLDERS AGREEMENT
10/25/1994
FREE FLOAT SHARES
Common	Preferred	Total

9. Quantity (units)	10. Percentage	11. Quantity (units)	12. Percentage	13. Quantity (units)	14. Percentage

3,137,400	20.28	19,378,347	66.41	22,515,747	50.42

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1- ITEM	2- COMPANY NAME	3- COMPANY TAXPAYERS’ REGISTER	4 NATIONALITY.	5.STATE	6- COMMON SHARES	7- %
					(units)
05	WEG S.A.	80.709.215-0001/15	BRAZILIAN	SC	1,566,862	10.13

06	REAL GRANDEZA FUND. DE PREVIDENCIA	34.269.803-0001/68	BRAZILIAN	RJ	1,579,469	10.21

07	VALIA – FUND. VALE DO RIO DOCE	42.271.429-0001/63	BRAZILIAN	RJ	303,609	1.96

08	BRADESCO VIDA E PREVIDÊNCIA S.A.	51.990.695-0001/37	BRAZILIAN	SP	1,156,411	7.47

1- ITEM	8- PREFERRED SHARES	9- %	10- TOTAL OF SHARES	11- %	12- COMP SOCIAL CAPITAL	13- INTEREST IN SHAREHOLDERS AGREEMENT	14. CONTROLLER
	(units)		(units)
05	1,768,172	6.06	3,335,034	7.47		NO	NO

06	0	0.00	1,579,469	3.54		YES	YES

07	1,544,786	5.29	1,848,395	4.14		YES	YES

08	0	0.00	1,156,411	2.59		NO	NO

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1- RECORD EVENT	2- DATE OF THE EVENT	3- INDIVIDUALS AND CORPORATIONS	4- INSTITUTIONAL INVESTORS	5- SHAREHOLDERS AGREEMENT	6-VOTING PREFERRED SHARES
E/OGM	04/29/2005	11,627	473	YES	NO
7- VOTING PREFERRED SHARES

8- DATE OF LAST SHAREHOLDERS AGREEMENT
10/25/1994
FREE FLOAT SHARES
Common	Preferred	Total

9. Quantity (units)	10. Percentage	11. Quantity (units)	12. Percentage	13. Quantity (units)	14. Percentage

3,137,400	20.28	19,378,347	66.41	22,515,747	50.42

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1- ITEM	2- COMPANY NAME	3- COMPANY TAXPAYERS’ REGISTER	4 NATIONALITY.	5.STATE	6- COMMON SHARES	7- %
					(units)
09	PREVI – BANERJ	34.054.320-0001/46	BRAZILIAN	RJ	514,805	3.33

97	TREASURY STOCKS				7,900	0.05

98	OTHERS				414,127	2.68

99	TOTAL				15,471,957	100.00

1- ITEM	8- PREFERRED SHARES	9- %	10- TOTAL OF SHARES	11- %	12- COMP SOCIAL CAPITAL	13- INTEREST IN SHAREHOLDERS AGREEMENT	14. CONTROLLER
	(units)		(units)
09	151,060	0.52	665,865	1.49		YES	YES

97	135,595	0.46	143,495	0.32

98	17,610,175	60.35	18,024,302	40.37

99	29,180,427	100.00	44,652,384	100.00

04.01- SOCIAL CAPITAL COMPOSITION

1.- Date of Last Change: 04/29/2005

2- ITEM	3- TYPES OF SHARES	4- NOMINATIVE OR REGISTERED	5- PAR VALUE (REAIS)	6- QTY. SHARES (UNITS)	7- SUBSCRIBED (THOUSAND REAIS)	8- PAID-IN (THOUSAND REAIS)
01	Common	REGISTERED		15,471,957	277,198	277,198
02	Preferred	REGISTERED		29,180,427	522,802	522,802
03	Preferred Class A			0	0	0
04	Preferred Class B			0	0	0
05	Preferred Class C			0	0	0
06	Preferred Class D			0	0	0
07	Preferred Class E			0	0	0
08	Preferred Class F			0	0	0
09	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Pref. other classes			0	0	0
99	TOTAL			44,652,384	800,000	800,000

04.02- SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE LAST THREE YEARS

1- ITEM	2- DATE OF CHANGE	3- CAPITAL STOCK VALUE (THOUSAND REAIS)	4- AMOUNT CHANGED (THOUSAND REAIS)	5- SOURCE OF CHANGE	6- QTY. OF ISSUED SHARES (UNITS)	7- SHARE PRICE AT THE ISSUANCE (REAIS)
01	06/27/1997	415,433	415,424	Company Merger	223,251,081	0.000000000
02	06/20/2000	415,433	0	Reverse Stock Split – 5000/1	0	0.000000000
03	04/23/2002	490,000	74,567	Capitalization of the capital reserves	0	0.000000000
04	04/29/2005	800,000	310,000	Capitalization of the capital reserves	0	0.000000000

04.04- AUTHORIZED CAPITAL STOCK

1- QUANTITY (UNITS)	2- VALUE (THOUSAND REAIS)	3- AUTHORIZATION DATE
60,000,000	0	06/20/2000

04.05- COMPOSITION OF AUTHORIZED CAPITAL

1- ITEM	2- TYPE	3- CLASS	4- QUANTITY OF AUTHORIZED SHARES FOR ISSUANCE (UNITS)
01	Common		20,040,000
02	Preferred		39,960,000

05.01 – TREASURY SHARES

1- ITEM	2- TYPE OF SHARES	3- CLASS	4- DATE OF MEETING	5-PURCHASE TIME	6- QUANTITY TO BE PURCHASED (UNITS)	7- AMOUNT TO BE SPENT (THOUSAND REAIS)	8- QUANTITY ALREADY PURCHASED (UNITS)	9- AMOUNT ALREADY SPENT (THOUSAND REAIS)
01	COMMON		02/24/1999	3 MONTHS	7,900	0	7,900	38
02	PREFERRED		02/24/1999	3 MONTHS	135,595	0	135,595	779

06.01 - PAID DIVIDENDS DURING THE LAST THREE YEARS

1- ITEM	2- EARNINGS	3- APPROVAL OF PAYMENT EVENT	4- DATE OF PAYMENT APPROVAL	5- ENDING OF FISCAL YEAR	6- NET PROFIT OR LOSS IN THE PERIOD (THOUSAND REAIS)	7- EARNING PER SHARE	8- TYPE OF SHARES	9- CLASS OF SHARES	10- AMOUNT OF EARNINGS (THOUSAND REAIS)	11- DATE OF INITIAL PAYMENT
01	Interest over Company’s Capital	Board Meeting	12/06/2000	12/31/2000	45,389	0.2280400000	Common		10,150	02/28/2001
02	Interest over Company’s Capital	Board Meeting	12/06/2000	12/31/2000	45,389	0.2280400000	Preferred		10,150	02/28/2001
03	Interest over Company’s Capital	Board Meeting	06/08/2001	06/30/2001	53,114	0.3033100000	Common		13,500	08/31/2001
04	Interest over Company’s Capital	Board Meeting	06/08/2001	06/30/2001	53,114	0.3033100000	Preferred		13,500	08/31/2001
05	Interest over Company’s Capital	Board Meeting	09/03/2001	12/31/2001	168,247	0.2961200000	Common		13,180	02/28/2002
06	Interest over Company’s Capital	Board Meeting	09/03/2001	12/31/2001	168,247	0.2961200000	Preferred		13,180	02/28/2002
07	Interest over Company’s Capital	Board Meeting	12/05/2001	12/31/2001	168,247	0.4790050000	Common		21,320	02/28/2002
08	Interest over Company’s Capital	Board Meeting	12/05/2001	12/31/2001	168,247	0.4790050000	Preferred		21,320	02/28/2002
09	Dividends	Board Meeting	02/08/2002	12/31/2001	168,247	0,0555830000	Common		2,474	02/28/2002
10	Dividends	Board Meeting	02/08/2002	12/31/2001	168,247	0,0555830000	Preferred		2,474	02/28/2002
11	Interest over Company’s Capital	Board Meeting	03/22/2002	06/30/2002	8,232	0,1213200000	Common		5,400	08/30/2002
12	Interest over Company’s Capital	Board Meeting	03/22/2002	06/30/2002	8,232	0,1213200000	Preferred		5,400	08/30/2002
13	Interest over Company’s Capital	Board Meeting	12/15/2003	12/31/2003	123,547	0.8088300000	Common		36,000	02/27/2004
14	Interest over Company’s Capital	Board Meeting	12/15/2003	12/31/2003	123,547	0.8088300000	Preferred		36,000	02/27/2004
15	Interest over Company’s Capital	Board Meeting	06/18/2004	12/31/2004	295,619	1.1233700000	Common		50,000	08/31/2004
16	Interest over Company’s Capital	Board Meeting	06/18/2004	12/31/2004	295,619	1.1233700000	Preferred		50,000	08/31/2004
17	Interest over Company’s Capital	Board Meeting	12/17/2004	12/31/2004	295,619	0.5842653100	Common		26,005	02/28/2005
18	Interest over Company’s Capital	Board Meeting	12/17/2004	12/31/2004	295,619	0.5842653100	Preferred		26,005	02/28/2005
19	Dividends	Board Meeting	02/10/2005	12/31/2004	295,619	0.2849005600	Common		12,681	02/28/2005
20	Dividends	Board Meeting	02/10/2005	12/31/2004	295,619	0.2849005600	Preferred		12,681	02/28/2005

06.03 - STATUTORY APPROPRIATION OF CAPITAL STOCK

1- Item	2- Type of share	3- Class of share	4- % Capital stock	5- Exchangeable	6- Exchange in	7- Right to Vote	8- Tag Along %
01	Common		34.65	NO		YES	80.00
02	Preferred		65.35	YES	Common	NO	80.00

1- Item	9- Previewed reimbursement of capital	10- Premium	11- Dividend Type	12- % Dividend	13- R$/Share	14- Cumulative	15-Having Priority	16- Calculating basis
01	NO	NO	Minimun	25.00	0.00000	NO	NO	ADJUSTED NET INCOME
02	YES	NO	Minimun	25.00	0.00000	YES	YES	ADJUSTED NET INCOME

06.04 - STATUTORY CHANGE

1. Date of last change in By-laws	2. Mandatory dividend (% on profit)
04/29/2005	25.00

07.01- MANAGEMENT COMPENSATION AND PROFIT SHARING

1- MANAGEMENT PROFIT SHARING	2- MANAGEMENT COMPENSATION (THOUSAND REAIS)	3- PERIODICITY
YES	160	Monthly

07.02- INTEREST AND CONTRIBUTION IN THE LAST THREE YEARS

1. Final Date of last fiscal year:	12/31/2004
2. Final Date of penultimate fiscal year:	12/31/2003
3. Final Date of prior penultimate fiscal year:	12/31/2002

4- ITEM	5- DESCRIPTIONS OF INTERESTS AND CONTRIBUTIONS	6- VALUE OF LAST FISCAL YEAR (THOUSAND REAIS)	7- VALUE OF PENULTIMATE FISCAL YEAR (THOUSAND REAIS)	8- VALUE OF PRIOR PENULTIMATE FISCAL YEAR (THOUSAND REAIS)
01	Debenture Hoders’	0	0	0
02	Employees’ Interests	19,060	7,504	693
03	Management Interests	6,422	1,930	0
04	Beneficiancy Parties’Interests	0	0	0
05	Assistance Fund Contributions	0	0	0
06	Pension Fund Contributions	0	0	0
07	Other Contributions	0	0	0
08	Net Income for the fiscal year	295,619	123,547	8,232
09	Net Loss for the fiscal year	0	0	0

07.03 - INTERESTS IN SUBSIDIARIES AND/OR ASSOCIATED

1- ITEM	2- AFFILIATE/COLIGATE NAME	3- GENERAL TAXPAYERS’ REGISTER	4- NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY	7- TYPE OF COMPANY
01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	99.99	Industrial, Commercial and Others

02	PERDIGÃO EXPORT LTD.	—	Private Subsidiary	100.00	0.01	Industrial, Commercial and Others

09.01 – The Company in Brief

Perdigão S.A. Comércio e Indústria was founded by the Ponzoni and Brandalise families, at first as limited liability company named “Ponzoni, Brandalise e Cia.”, having as objective the commercial activity as a whole.

On 11/23/45, it changed its name to “Ponzoni, Brandalise S.A. Com. e Ind.”. On 04/26/58, the company became “Perdigão S.A. Comércio e Indústria”.

As of 1940, with the business expanding, the Company started developing its industrial, farming and cattle raising and service activities. On 07/01/83, as a result of a legal and organizational restructuring process, it leased its subsidiaries and all its industrial and commercial facilities, from then on operating as a Holding, transferring such facilities to its subsidiaries.

On 02/13/86, subsequent to its capitalization program, and regarding demobilization, the Company disposed its ownership in the subsidiary “Perdigão Couros S.A.”

On 09/23/94, according to the Notice published in the newspapers, the shareholders ownership was sold to an investor group, representing 80.68% of the voting capital, 65.54% of the nonvoting capital and 70.66% of the whole capital.

On 09/29/95, Perdigão S.A. Comércio e Indústria merged the shares of the minority shareholders of Perdigão Agroindustrial S.A. and Perdigão Alimentos S.A., which became wholly-owned subsidiaries of the holding company Perdigão S. A.  In consequence, Perdigão S.A. became the single publicly traded company of the Perdigão Companies with shares traded in Stock Exchange.

On 06/27/97, the shares owned by the shareholders of Perdigão S.A. Comércio e Indústria were merged into Perdigão S.A., which became the holding, in the proportion of one share to each owned share of same class.

On the same date, Perdigão S.A. Comércio e Indústria merged Perdigão Agroindustrial S.A. and Perdigão Avícola Rio Claro Ltda., changing its name to Perdigão Agroindustrial S.A., the present operating company.

On 10/20/2000 Perdigão was listed at New York Stock Exchanges – NYSE, with American Depositary Receipts – ADRs Level II.

On 06/20/2001 Perdigão obtained Level I of Corporate Governance in Bovespa – São Paulo Stock Exchange.

On 12/17/2002 Perdigão approved the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares.

09.02 – OPERATING SECTOR CHARACTERISTICS

The year was marked by some important events and commemorations. Coinciding with its seventieth anniversary festivities and ten years of professional management and joint shareholder control, Perdigão reported one of its best growth rates ever. In addition, the Company announced plans for new investments, including the construction of an industrial unit in Mineiros-GO for turkey and Chester® production, thus allowing continued sustained growth, an aspect which has characterized Perdigão’s business over the past decade.

The year’s performance benefited notably from a 15% increase in sales’ volume, principally in the form of exports that posted a growth of 24% driven by demand in the international markets for Brazilian meats. This has allowed the Company to enhance its overseas presence still further. In the domestic market, Perdigão focused on enhancing returns with a concomitant improvement in product mix and control of prices and costs.

We concluded 2004 with record results. Our forecast for 2005 is for a 9% increase in frozen and chilled product sales volume to both the domestic and international markets and reduced pressure on grain costs due to lower world prices and the promising outlook for the upcoming crop.

(The variations mentioned in this report are comparisons between 4Q04 and 4Q03, or 2004 compared with 2003.)

OPERATING AND FINANCIAL HIGHLIGHTS - 2004

•      Gross sales of R$ 5.6 billion, 27.4% higher;

•      Growth of 14.9% in sales volume of frozen and chilled products;

•      Domestic market sales were 12.1% higher with a 6.2% increase in frozen and chilled product volumes;

•      Exports grew 48.4%, representing 55.8% of Company net sales with frozen and chilled product volumes 23.8% higher;

•      Sales of higher value-added products rose 14.2% in revenue terms and  8.8% by volume;

•      Gross profit reached R$ 1.4 billion, 32.1% up due to sales performance, on a gross margin of 27.7%;

•      EBITDA registered a growth of 54,9%, totaling R$ 593.8 million thanks to the operating sales performance and careful management of costs and expenses, reflected in an EBITDA margin of 12.2%;

•      Net income was R$ 295.6 million, 139.3% higher, representing a net margin of 6.1%;

•      Perdigão’s shares posted an average daily trading volume of US$ 2.0 million, reaching excellent returns.

SECTORIAL PERFORMANCE

Brazil exported 2.4 million tons of poultry meat in 2004, 26% more than in 2003, and taking the lead in the international trade in this product, ahead of the United States and Europe. Exports of pork meat also posted some surprising results with volumes close to 500,000 tons.

According to USDA data, Brazilian poultry meat production is expected to grow more than 6% in 2005 while exports will do even better at 10%. Pork meat production and exports are expected to increase by 2%.

After pressuring costs throughout 2004, the international prices of the principal corn and soybean inputs are expected to report a decline, a reflection of the bumper American crop and the promising outlook for the next Brazilian crop. On the other hand, live hog prices may increase somewhat given that production may slightly underperform demand.

INVESTMENTS AND PROJECTS

Capital Expenditures amounted to R$ 110.5 million, 59% higher than 2003 and included the expansion of capacity at the Rio Verde unit, increased turkey slaughtering capacity at Carambeí-PR, the new production lines, including special cuts for the external market, and projects for upgrading logistics and adapting infrastructure to changing requirements. Final quarter capex amounted to R$ 50.9 million, 215.5% higher than 4Q03. In the light of strong cash generation, the Company decided to anticipate investments such as the Mineiros Project, acquiring an area for reforestation, and for outsourced poultry outgrowers. In addition, Perdigão has invested  in the Distribution Centers at Videira-SC and at  Marau-RS where hatchery capacity is also being upgraded.

On August 19 2004, Perdigão announced the construction of a new industrial unit at Mineiros-GO for the slaughter and processing of poultry (turkey and chester®). This project will entail fixed investments of R$ 165 million between 2005 and 2007 and a working capital requirement of R$ 75 million. Installed processing capacity is planned to reach 81,000 tons/year in December 2008.

All the projects for assuring sustained growth, reduction in costs and expenses as well as a return on investment are at an advanced stage of implementation. Among these are the following projects: MVP – More Value Perdigão; Technological Development of Industrial Processes; ATP – Perdigão Total Service, CSP – Shared Services Center and the Financial Management Project.

The Company is forecasting capital expenditures of about R$ 150 million in 2005. This will be largely for the expansion of the Rio Verde-GO unit as well as initial work on the construction of the new Mineiros-GO plant, logistics projects, infrastructure and optimization of production lines at the units located in the states of Santa Catarina, Rio Grande do Sul and Paraná.

OPERATING PERFORMANCE

Production

Annual production of meats was 1.1 million tons, an increase of 12.8% compared with 2003. This was driven by sales to the external market, which recorded fourth quarter growth of 12.6%. Other processed products grew by 20.1% during the year and 28.3% in the quarter.-

Production	4Q 04	4Q 03	% Ch.	2004	2003	% Ch.
Poultry Slaughter (million heads)	123.7	119.6	3.4	487.1	445.0	9.5
Hog Slaughter (thousand heads)	807.8	686.3	17.7	3,180.1	2,750.2	15.6
Poultry Meats (thousand tons)	171.7	154.2	11.3	654.3	581.0	12.6
Pork/Beef Meats (thousand tons)	123.0	107.5	14.4	461.4	408.0	13.1
Total Meats (thousand tons)	294.7	261.8	12.6	1,115.7	989.0	12.8
Other Processed Products (thousand tons)	5.3	4.1	28.3	19.8	16.5	20.1
Feed and Premix (thousand tons)	738.6	702.6	5.1	2,908.0	2,751.7	5.7
One-day Chicks (million units)	130.5	119.7	9.0	511.1	462.5	10.5
Soybean Crushing (thousand tons)	128.7	136.9	(6.0)	554.3	520.4	6.5
Degummed Oil (thousand tons)	23.0	24.2	(5.0)	99.1	93.9	5.5
Refined Oil (thousand tons)	14.5	16.8	(13.4)	65.8	66.3	(0.8)

Domestic market

The Company adopted a domestic market posture of improving product portfolio, price and cost controls, prioritizing improved returns and upgrading distribution channels, the focus being on the institutional and retail markets.

Thanks to these policies, Perdigão’s domestic sales amounted to R$ 2.8 billion, 12.1% higher. Frozen and chilled products increased by 6.2% to 532.2 tons - in line with the Company’s forecasts. In the fourth quarter, gross sales climbed 12.1% with a year on year rise of 5.8% in the volumes of frozen and chilled items.

Elaborated/processed products increased by 7.6% in volume and 14% in sales for the year and 5.8% and 15.1%, respectively in the quarter. New product launches also contributed to this performance notably: new flavors for pies, pizzas, flakey pastries, oven-cooked pastries, specialty meats– bologna sausage and smoked turkey breast, as well as the Chicken Pop Corn and Franget’s products.

	Tons (thousand)			Sales (R$million)
Domestic Market	4Q 04	4Q 03	% Ch.	4Q 04	4Q 03	% Ch.
In-Natura	11.7	11.0	6.3	48.0	41.1	17.0
Poultry	9.2	8.1	13.9	38.4	32.1	19.8
Pork/Beef	2.5	2.9	(14.7)	9.6	9.0	7.0
Elaborated/Processed (meats)	135.4	128.5	5.4	681.1	594.4	14.6
Other Processed	5.8	5.0	15.9	45.2	36.7	23.1
Total Frozen and Chilled	152.9	144.6	5.8	774.3	672.2	15.2
Soybean Products	33.2	39.2	(15.2)	47.6	59.6	(20.2)
Others	—	—	—	34.1	31.7	7.6
Total	186.2	183.8	1.3	855.9	763.5	12.1
Total Elaborated/Processed	141.3	133.6	5.8	726.3	631.1	15.1

	2004	2003	% Ch.	2004	2003	% Ch.
In-Natura	46.2	49.4	(6.5)	180.7	172.9	4.5
Poultry	34.5	36.7	(5.9)	135.3	134.6	0.5
Pork/Beef	11.6	12.6	(8.2)	45.4	38.3	18.3
Elaborated/Processed (meats)	463.4	431.7	7.3	2,127.9	1,870.4	13.8
Other Processed	22.7	20.3	12.0	171.7	146.4	17.3
Total Frozen and Chilled	532.2	501.3	6.2	2,480.2	2,189.7	13.3
Soybean Products	146.6	145.2	1.0	235.0	216.6	8.5
Others	—	—	—	124.8	126.8	(1.6)
Total	678.9	646.5	5.0	2,840.1	2,533.1	12.1
Total Elaborated/Processed	486.1	452.0	7.6	2,299.6	2,016.8	14.0

Overall average prices during the year were 7.5% higher and 10.1% in the final quarter, thanks to the improvement in the average prices of in-natura pork meat, a reflection of tighter supply and the increased share of higher value-added products. Average costs grew 0.6% during the year and by 7.3% in the quarter.

As part of its seventieth anniversary commemorations, Perdigão developed a special advertising campaign to further consolidate brand penetration, as well as conducting other campaigns on the occasion of traditional holiday periods and to enhance its product range profile.  The institutional market accounted for a 8.6% share of sales thanks to the strategy established for the food service area.

Distribution Channels

In volumes

The following graph shows the Company’s market share. With the growth of 60 basis points in its share of specialty meats market, Perdigão is now the leader in this segment. The Company held onto its market share in the frozen meats segment. Among ready-to-eat  pastas reported a gain of 360 basis points and frozen pizzas also improved its market grip by an additional 210 basis points.

Market share (%)

Source: Nielsen

The Company is estimating a growth in frozen and chilled products of 9% in 2005, based on the recovery in domestic market growth.

Exports

The effective strategy and competence in supplying its overseas clients, exporting its products to over 100 countries, made Perdigão´s export performance a success,  and the Company benefited from the increased demand for Brazilian meat products in the international market as well as the better prices and volumes  because of the avian influenza epidemic that afflicted major producing areas.

Overseas sales during the year were R$ 2.7 billion, an increase of 48.4% and equivalent to 55.8% of net sales. The volume of frozen and chilled products grew 23.8%, reflecting an excellent performance and surpassing the Company’s forecasts. In the fourth quarter 2004, exports reached R$ 721.2 million, an increase of 45.7%, representing 52.8% of net sales with sales volumes of frozen and chilled products up 31.6%.

	Tons (thousand)			Sales (R$ million)
Exports	4Q 04	4Q 03	% Ch.	4Q 04	4Q 03	% Ch.
In-Natura	141.4	114.8	23.2	565.0	402.2	40.5
Poultry	117.0	98.5	18.8	429.1	332.6	29.0
Pork	24.4	16.3	49.6	135.9	69.6	95.4
Elaborated/Processed (meats)	25.6	12.2	110.7	153.5	92.3	66.3
Total Frozen and Chilled	167.2	127.0	31.6	719.5	494.7	45.4
Total	167.3	127.2	31.6	721.2	494.9	45.7
Total Elaborated/Processed	25.8	12.2	111.2	154.5	92.6	66.9

	2004	2003	% Ch.	2004	2003	% Ch.
In-Natura	532.6	426.8	24.8	2,180.1	1,363.3	59.9
Poultry	441.2	362.4	21.7	1,723.3	1,122.1	53.6
Pork	91.4	64.4	41.9	456.8	241.2	89.4
Elaborated/Processed (meats)	76.0	64.9	17.1	540.3	471.5	14.6
Total Frozen and Chilled	609.1	491.8	23.8	2,723.5	1,835.6	48.4
Total	609.5	493.0	23.6	2,727.2	1,837.9	48.4
Total Elaborated/Processed	76.4	65.0	17.6	543.4	472.3	15.1

Sales of higher value-added products jumped by 17.6% in volume and 15.1% in revenues during the year, and in the quarter by 111.2% and 66.9% respectively. Main export markets were Europe, some areas in the Far East, the Middle East, Eurasia and the Americas. Growth in sales was less buoyant because of the surplus of imports of cooked products from Thailand in the European market and the inclusion of more specialty meats products with a lower unit price in this  sales mix.

Perdigão’s leading markets experienced the following performance during the year: Europe – sales growth of 26.4% and 6.8% by volume in spite of weaker demand in this market; Far East - a 76.7% increase in sales and 23.6% in volume. The prime market in this region was Japan where demand jumped 149%, notably in the first half when prices were inflated by the avian influenza outbreak; Middle East – 32.8% and 39.8% up respectively, in sales and volumes.  The remaining markets such as Eurasia and Africa rose 73.8% and 99.9% in sales respectively in spite of Russian trade barriers and import quotas.

Processed pork products continued to register significant growth in the Eurasian, Hong Kong and Singapore markets. Sales of these products increased 42% by volume and 89.4% in revenues during the year and 49.6% and 95.4% in volume and revenues, respectively in the quarter.

Exports by Region

% net sales

Avian influenza continues to affect Asia, making it difficult for the region’s  producers to reenter the in-natura meat market. However, as already mentioned, prices fell in the second half compared to the first due to a reduction in demand, specially in Europe. In addition, the average appreciation of the Real against the dollar of 4.7% for the year and 6.5% in 4Q04 in relation to 3Q04, reduced export revenues in local currency terms.

Average prices rose approximately 20.8% during the year driven by the increase in prices occurred in the first half. Average costs were 13.2% higher. In dollar terms, average prices were 25% higher. In the 4Q04 compared to 4Q03, average prices rose 11,7% compared to an increase of 16,8% in average costs, the result of the appreciation in the Real which had a direct impact on export revenues without generating benefits on production costs, in the same period, due to the productive cicle. The rise in prices of live hogs because of the adjusted supply also pressed margins.

Perdigão estimates a 9% growth in export volumes of frozen and chilled products in 2005 should there be no changes in the current overseas market environment.

09.03 – Business Seasonality

RAW MATERIAL

POULTRY/PORK

No seasonality

SOYBEAN

Seasonal. However, the company tries to keep regulatory stocks, usually provided by traditional suppliers. Shortage of grains occurs between September and February of each year.

CORN

Seasonality similar to the soybean. The harvest, ranging from March to September (including the half season) is characterized by good amount of supply. From October to February, the grain availability decreases, meaning the off season.

10.01- SERVICES AND PRODUCTS RENDERED

1- ITEM	2- MAIN PRODUCTS AND/OR SERVICES	3-% NET INCOME
01	Processed pork/beef - domestic market	24.00
02	Pork cuts - domestic market	0.70
03	Pork cuts – exports	9.60
04	Poultry Elaborated/processed - domestic market	8.60
05	Poultry cuts - domestic market	2.10
06	Whole poultry - domestic market	0.20
07	Poultry Elaborated/Processed – exports	10.80
08	Poultry cuts – exports	24.50
09	Whole poultry – exports	10.70
10	Soybean / others	6.20
11	Other processed (owned + third parties)	2.60

10.02- RAW MATERIALS AND SUPPLIERS

1- Item	2- Raw material	3- Imports	4- Imports Value	5- Available in Domestic Market	6- Available in Foreign Market	7- Supplier’s name	8- Type of supplier	9- % of supply over total company purchases
			(Thousand reais)
01	Corn/Soybean	NO	0	YES	YES	COAMO AGROINDUSTRIAL COOPERATIVA	Not associated	12.53

02	Corn/Soybean	NO	0	YES	YES	BUNGE ALIMENTOS S.A.	Not associated	3.31

03	Corn/Soybean	NO	0	YES	YES	I. RIEDI & CIA LTDA	Not associated	3.14

04	Corn/Soybean	NO	0	YES	YES	IMCOPA IMP E EXP INDÚSTRIA DE ÓLEOS	Not associated	2.96

05	Corn/Soybean	NO	0	YES	YES	COOP AGROPECUÁRIA BATAVO LTDA	Not associated	2.06

06	Corn/Soybean	NO	0	YES	YES	COOP AGR PROD INTEG DO PARANÁ LTDA	Not associated	1.94

07	Corn/Soybean	NO	0	YES	YES	COOP. REG. AGROPEC. DE CAMPOS NOVOS	Not associated	1.93

08	Corn/Soybean	NO	0	YES	YES	CARGILL AGRÍCOLA S.A.	Not associated	1.90

09	Corn/Soybean	NO	0	YES	YES	COOP. AGROP SUDOESTE LTDA	Not associated	1.89

1- Item	2- Raw material	3- Imports	4- Imports Value	5- Available in Domestic Market	6- Available in Foreign Market	7- Supplier’s name	8- Type of supplier	9- % of supply over total company purchases
			(Thousand reais)
10	Corn/Soybean	NO	0	YES	YES	ADM DO BRASIL LTDA	Not associated	1.88

11	Corn/Soybean	NO	0	YES	YES	COM E IND BRASILEIRAS COINBRA	Not associated	1.42

12	Corn/Soybean	NO	0	YES	YES	COOP. TRIT. SARANDI LTDA	Not associated	1.35

13	Corn/Soybean	NO	0	YES	YES	COOP. TRIT MISTA ALTO JACUI LTDA	Not associated	1.25

14	Corn/Soybean	NO	0	YES	YES	COOP. AGRIC MISTA MARAUENSE LTDA	Not associated	1.25

15	Corn/Soybean	NO	0	YES	YES	COOP. CAFEIC AGROPEC DE MARINGA LTDA	Not associated	1.20

16	Corn/Soybean	NO	0	YES	YES	COOP. AGROPEC. CASTROLANDA	Not associated	1.16

17	Corn/Soybean	NO	0	YES	YES	C. VALE COOP. AGROINDUSTRIAL	Not associated	1.11

18	Corn/Soybean	NO	0	YES	YES	COOP TRIT DE GETÚLIO VARGAS LTDA	Not associated	1.04

1- Item	2- Raw material	3- Imports	4- Imports Value	5- Available in Domestic Market	6- Available in Foreign Market	7- Supplier’s name	8- Type of supplier	9- % of supply over total company purchases
			(Thousand reais)
19	Corn/Soybean	NO	0	YES	YES	COOP AGROP CAPANEMA LTDA	Not associated	0.72

20	Corn/Soybean	NO	0	YES	YES	COOP. MISTA PROD. RUR. SUDOESTE GOIANO	Not associated	0.69

21	Corn/Soybean	NO	0	YES	YES	COOP. TRIT TAPERENSE LTDA	Not associated	0.52

22	Corn/Soybean	NO	0	YES	YES	CAPAL COOP AGROINDUSTRIAL	Not associated	0.50

23	Corn/Soybean	NO	0	YES	YES	SEARA IND E COM PRODUTOS AGROPEC	Not associated	0.49

24	Corn/Soybean	NO	0	YES	YES	COOP. AG MISTA VALE DO PIQUIRI LTDA	Not associated	0.49

25	Corn/Soybean	NO	0	YES	YES	COOP AGROP CAMPONOVENSE LTDA	Not associated	0.47

26	Corn/Soybean	NO	0	YES	YES	COOP. AG MISTA DE PONTA GROSSA LTDA	Not associated	0.47

27	Corn/Soybean	NO	0	YES	YES	COOP. CAFEICULTORES AGROPECUARISTAS	Not associated	0.45

1- Item	2- Raw material	3- Imports	4- Imports Value	5- Available in Domestic Market	6- Available in Foreign Market	7- Supplier’s name	8- Type of supplier	9- % of supply over total company purchases
			(Thousand reais)
28	Corn/Soybean	NO	0	YES	YES	COOP. TRITICOLA ERECHIM LTDA	Not associated	0.45

29	Corn/Soybean	NO	0	YES	YES	COOP. AGROIN NOVA PRODUTIVA	Not associated	0.45

30	Corn/Soybean	NO	0	YES	YES	COOP. AGROINDUSTRIAL LAR	Not associated	0.43

31	Corn/Soybean	NO	0	YES	YES	COOP. REGIONAL ALFA	Not associated	0.41

32	Corn/Soybean	NO	0	YES	YES	OTHERS	Not associated	50.14

10.03- MAIN CUSTOMERS BY SERVICES AND/ OR PRODUCTS

1- ITEM	2- ITEM	3- NAME OF PRODUCT / NAME OF CLIENT	4-% OF CUSTOMER IN NET SALES
000		POULTRY, PORK, PROCESSED AND FROZEN AND CHILLED MEATS – Domestic Market
000	001	CIA BRASILEIRA DE DISTRIBUIÇÃO	0.00
000	002	CARREFOUR COM E IND LTDA	0.00
000	003	MAKRO ATACADISTA S.A	0.00
000	004	WAL MART BRASIL LTDA.	0.00
000	005	SONAE DISTRIBUIÇÃO BRASIL S.A.	0.00
000	006	CASAS GUANABARA COMESTÍVEIS LTDA.	0.00
000	007	ATACADÃO S.A. DISTRIBUIDOR - COM E IND	0.00
000	008	SUPERMERCADOS MUNDIAL LTDA.	0.00
000	009	A.ANGELONI E CIA. LTDA.	0.00
000	010	ASSAI COML. IMP. LTDA	0.00
000	011	PREZUNIC COMERCIAL LTDA	0.00
000	012	CIA ZAFFARI COM IND	0.00
000	013	INTERCONTINENTAL COM. DE ALIMENTOS LTDA.	0.00
000	014	FRIGODÓRIO COM. FRIG. LTDA.	0.00
000	015	CONDOR SUPER CENTER LTDA.	0.00
000	016	G BARBOSA COMERCIAL LTDA	0.00
000	017	NORTON R CLARO SAINT GOBAIN UN	0.00
000	018	BOM DIA COMERCIO IMP. E EXP.	0.00
000	019	IRMÃOS MUFFATO & CIA LTDA.	0.00
000	020	IRMÃOS BRETAS FILHOS E CIA LTDA.	0.00
100		POULTRY, PORK, ELABORATED AND PROCESSED – Exports
100	101	ABDULLAH ALI ALMUNAJEM SONS CO.	0.00
100	102	JAPAN FOOD CORPORATION	0.00
100	103	SAMIOH FOODS CO. LTD	0.00
100	104	WILLIAM FOOD COMPANY LIMITED	0.00
100	105	AL SHAHINI COLD STORE	0.00

11.01 – Productive Process

POULTRY SECTOR

The productive process of this sector has the following basic flowchart:

One day old chicks, from the company’s hatcheries, are put in birdhouses of the producers (outgrowers). The Company  provides them with all necessary inputs for the raising of the poultry lots, ranging from feed, medicines and technical aid to transport. Once the lot is ready for slaughter, within 40 days on average, it is taken to the cold storage through a specific transportation system.

The poultry is, then, conducted from the table of the cold storage to the slaughter system, which is composed by: hanging, dazing, bleeding, scalding, plucking of the feathers, removal of the bowels, inspection by the agents of the Ministry of Agriculture, the carcasses being cooled and the giblets packed.

After cooling, the carcasses are classified and sent uncut to the packaging as carcasses to be cut or industrialized.

The poultry sent uncut to the packaging is classified by weight, labeled, according to its destination, frozen and made available for shipping.

The carcasses are anatomically cut into pieces and their bones taken out. Then they are classified by weight and packed according to their destination, frozen and made available for shipping.

Furthermore, the company has specialty meats frozen products (breaded, stuffed, ready-to-eat dishes, etc.)

PORK SECTOR

The animals are received in suitable facilities, being weighed and tattooed for identification of the producer. They are kept in the pigsty for 9 hours at most, being fed by hydric diet. Afterwards, the animals are conducted to the slaughter system according to the following flowchart: dazing, bleeding, scalding, removal of the bowels and inspection by the agents of the Ministry of Agriculture. Subsequent to the slaughter, the carcasses already cleaned and prepared for processing are cooled until they can be cut into pieces. Following the cut, the pieces are classified as raw material or final product, being directed to the processing sector as raw material or packaged in natura for trade.

The raw material (meat) for industrialization is classified according to its next utilization.

During the industrialization process, previous classified meat is ground, seasoned, stuffed, cooked and/or smoke-cured, packaged and made available for shipping.

There are strict technical criteria for each raw material. Those criteria must be followed to guarantee the technical specifications of each final product.

ANIMAL FEED SECTOR

To produce balanced animal feed it is necessary to mix predetermined macroelements, microelements, vitamins and minerals. The microelements are: limestone, oyster flour, phosphate and others. The macroelements are: previously prepared and ground corn, ground soybean meal, wheat grains and animal flour. Such raw materials are analyzed to assure that they have first-rate standards so that the mixtures they integrate assure the best performance and results of the carcasses, considering animals of different ages and needs.

AVERAGE USEFUL LIFE OF EQUIPMENT, TECHNOLOGY, INSURANCE AND RISKS.

Due to its features, the equipment is subject to continuous preventive maintenance. Such process, implemented through often replacement of the parts and equipment and continuous fixing, assures long useful life of the equipment employed in the slaughter of poultry and pork.

The depreciation is calculated in accordance with lawful procedures, though, as the process is continuous, it is difficult to ascertain the percentage already depreciated.

All the industrial complex and inventories are insured.

The technology is both national and imported and already mostly defined.

The activities, except in case of large damage, do not risk stoppages. On the other hand, the company has strict safety rules.

The preventive maintenance is usually conducted on Sundays, holidays and breaks between turns.

The Company’s investment program in equipment of state of the art technology allows increased productivity and production.

PRODUCTION CAPACITY

	2000	2001	2002	2003	2004	2005(*)
PORK
Slaughter (thousand heads/week)	44	50	57	64	68	70
Meats (thousand tons/year)	306	350	400	450	465	510

POULTRY
Slaughter (thousand heads/week)	6,540	7,119	8,200	9,000	9,550	10,020
Meats (thousand tons/year)	409	440	520	570	650	710

Total meats (thousand tons/year)	715	790	920	1,020	1,115	1,220

(*) Estimated

11.02 – Trade Process, Distribution, Markets and Exports

TRADE

Its subsidiaries trade their products in the domestic market to 83,500 customers through 16 owned distribution centers and 13 outsourced distributors. Direct sales overseas and through distributors reach 744 foreign customers in more than 100 countries.

DISTRIBUTION

DOMESTIC MARKET	% Sales	FOREIGN MARKET	% Sales
Supermarket	61.4%	Europe	31%
Small stores	19.5%	Far East	28%
Institutional	8.6%	Middle East	19%
Wholesale	10.5%	Eurasia	17%
		Others	5%

MARKETS

DOMESTIC MARKET	% Volume	FOREIGN MARKET	% Volume
• São Paulo - SP	16.4	• Saudi Arabia	18.6
• Rio de Janeiro – RJ	15.4	• Rússia	14.8
• Curitiba – PR	10.0	• Japan	13.6
• Salvador – BA	7.2	• Hong Kong	8.2
• Bauru – SP	7.1	• Germany	4.7
• Recife – PE	6.5	• England	4.6
• Brasília – DF	6.4	• Singapore	3.1
• Belo Horizonte – MG	5.6	• Netherlands	1.9
• Porto Alegre – RS	4.8	• Kuwait	1.6
• Campinas – SP	4.7	• Spain	1.2
• Fortaleza – CE	3.2	• Others	27.7
• Santos – SP	2.9
• Others	9.8

EXPORTS

YEAR	EXPORTS (R$ thousands)	% OF NET SALES
2004	2,727,234	55.8%
2003	1,837,865	48.0%
2002	1,205,948	41.3%

11.03-Position in Competitive Process

The Company stands the 1st place in specialty meat market and 2nd place in:

Poultry Slaughter

Pork Slaughter

Poultry Exports

Frozen Meat

Ready-to-eat Dishes – Pasta

Market Share of Specialty Meat – 2004

• Perdigão	24.7%
• Sadia	24.4%
• Aurora	8.2%
• Seara	4.4%
• Others	38.3%

Source: AC Nielsen

Market Share of Frozen Meat – 2004

• Sadia	37.1%
• Perdigão	34.2%
• Seara	6.0%
• Da Granja	5.2%
• Others	17.5%

Source: AC Nielsen

Market Share of Ready-to-eat Dishes - Pasta – 2004

• Sadia	52.9%
• Perdigão	38.4%
• Others	8.7%

Source: AC Nielsen

Market Share of Ready-to-eat Dishes - Pizzas – 2004

• Sadia	34.1%
• Perdigão	30.6%
• Others	35.3%

Source: AC Nielsen

12.01- Main Patents, Trade Marks and Franchise

MARK	PROCESS	STATUS	VALIDITY DATE
BORELLA	002067099	RECORD	07/30/2007
PERDIGÃO	002446405	RECORD	12/31/2008
CONFIANÇA	002494876	RECORD	03/18/2010
BORELLA	002676419	RECORD	07/31/2012
SULINA	003468879	RECORD	03/06/2007
SULINA	006240542	RECORD	02/25/2006
SULINA	006240550	RECORD	02/25/2006
PIGANIL	006240569	RECORD	02/25/2006
PERDIGÃO	006366171	RECORD	06/25/2006
PERDIGÃO	006517684	RECORD	02/25/2007
NABRASA	006621724	RECORD	11/10/2007
CATARINA	006621732	RECORD	11/10/2007
IDEAL	006674917	RECORD	05/10/2008
SAVEL	006975909	RECORD	08/25/2009
PERDISA	007003005	RECORD	10/10/2009
SULINA	007075723	RECORD	03/10/2010
BAMBOA	007109628	RECORD	04/25/2010
BAMBOA	007115407	RECORD	04/25/2010
MATITA	0319990	RECORD	08/14/2010
BOLOGNA	0479710	RECORD	12/15/2011
PERDIGÃO ESCOLHA SAUDÁVEL	200014170	RECORD	09/25/2011
PERDIGÃO	740133241	RECORD	01/19/2012
PERDIGÃO	740140280	RECORD	01/04/2013
BOLOGNA	740500392	RECORD	12/15/2011
PERDIGÃO OURO	800192265	RECORD	12/21/2012
TASKILAS	800223314	RECORD	12/21/2012
CHESTER	800223322	RECORD	12/21/2012
PERDIGÃO	800249992	RECORD	12/21/2012
PERDIGÃO	810534983	RECORD	03/18/2006
LOMBETE	810630508	RECORD	07/19/2013
UNEF	810684268	RECORD	10/25/2013
PEITUDO	810936313	RECORD	02/14/2014
PERDIGÃO	810966727	RECORD	03/07/2014
CHESTER GEORGIA	811284018	RECORD	03/12/2005
GOLDEN CHESTER	811284034	RECORD	03/05/2005
PIRULICHA	811546454	RECORD	01/28/2006
CHESTER	811582949	RECORD	08/13/2005
BORELLA	811601633	RECORD	03/01/2010
BORELLA	811601641	RECORD	03/01/2010
BORELLA	811617254	RECORD	09/17/2005
SALSICHOLITO	811730301	RECORD	02/04/2006
SALSICHOLÉ	811730352	RECORD	02/04/2006
PIRULICHA	811749550	RECORD	07/08/2006
TASKILAS	811759261	RECORD	03/11/2006
PRESUNTEKO	811880753	RECORD	03/25/2006
TV LANCHE	811880761	RECORD	03/25/2006
TAKE HOME	811880788	RECORD	10/31/2009

MARK	PROCESS	STATUS	VALIDITY DATE
DUNDUCK	811880796	RECORD	03/25/2006
WINDSURF	811904792	RECORD	08/26/2006
BOUCLÊ	811904806	RECORD	08/26/2006
CROSS	811904814	RECORD	08/26/2006
BANG-BANG	811904857	RECORD	08/26/2006
POLPETTONE	812036204	RECORD	12/02/2006
BORELLA	812472381	RECORD	08/06/2012
ROCK DOG	812641027	RECORD	04/19/2008
X DOG	812663985	RECORD	06/21/2014
PERDIGÃO	812774922	RECORD	01/24/2009
CHESTER CHEETAH	812979478	RECORD	06/12/2010
CHESTER CHEETAH	812979486	RECORD	09/11/2010
SUN PERDIGÃO	813530938	RECORD	04/10/2010
SUN PERDIGÃO	813637716	RECORD	05/02/2009
GRANDOG	813848334	RECORD	07/25/2009
DOG’UP	813848342	RECORD	01/26/2013
BIG DOG	813863171	RECORD	11/20/2010
CONFIANÇA	813914493	RECORD	09/05/2009
ALABAMA	814003796	RECORD	08/29/2009
MARYLAND	814003800	RECORD	08/29/2009
TENNESSEE	814003818	RECORD	08/29/2009
LIGHT & ELEGANT	814003834	RECORD	10/21/2007
MADISON	814003931	RECORD	06/06/2009
KANSAS	814003958	RECORD	08/29/2009
MATITA	814363474	RECORD	08/14/2010
MATITA	814363482	RECORD	08/14/2010
MATITA	814363512	RECORD	08/14/2010
MATITA	814363555	RECORD	08/14/2010
FARM HAM SMOKED	814433405	RECORD	06/12/2010
NASHVILLE SMOKED	814433413	RECORD	06/12/2010
BEL AMI	814502083	RECORD	09/04/2010
BEL AMI	814502091	RECORD	09/04/2010
BEL AMI	814502113	RECORD	09/04/2010
PORK PLUS	814543103	RECORD	08/28/2010
PIG PLUS	814543154	RECORD	09/04/2010
CHICKEN PLUS	814543170	RECORD	09/04/2010
CHESTERBURGUER	814572499	RECORD	08/07/2010
SALSICHESTER	814578942	RECORD	11/20/2010
SERAFINA	814589588	RECORD	09/11/2010
SOYACOLAT	814692869	RECORD	12/04/2010
SOYAFLAN	814692877	RECORD	12/04/2010
TICKET MEAT	814216618	RECORD	07/23/2011
SALAMENINGUE	814821626	RECORD	11/26/2011
PIZZY	814974856	RECORD	09/03/2011
PIZZY	814974864	RECORD	09/03/2011
PIZZY	814974872	RECORD	09/03/2011
PIZZY	814974880	RECORD	09/03/2011
PIZZY	814974910	RECORD	09/03/2011
PIZZY	814974929	RECORD	09/03/2011

MARK	PROCESS	STATUS	VALIDITY DATE
PIZZY	814974937	RECORD	09/03/2011
PIZZY	814974945	RECORD	09/03/2011
BUMBA MEU BOI	815002661	RECORD	11/26/2011
CHUKAR	815002670	RECORD	11/26/2011
DIETCOZ	815002688	RECORD	11/26/2011
MEISTER	815002696	RECORD	11/23/2009
NOEGGS	815002734	RECORD	11/26/2011
NATUNAISE	815002742	RECORD	11/26/2011
EGLESS	815002777	RECORD	11/26/2011
NATUREZE	815009909	RECORD	08/05/2007
TOQUE DE SABOR	815082029	RECORD	11/28/2005
SELF SERVICE	815090633	RECORD	03/03/2012
LA CARTE	815090641	RECORD	03/03/2012
HOME	815090650	RECORD	05/18/2013
TOQUE DE SABOR	815090668	RECORD	06/16/2002
SUPREME DE FRANGO	815090676	RECORD	03/03/2002
CHESTER HOUSE	815105118	RECORD	12/01/2002
JAMON JABUGO	815118732	RECORD	03/10/2012
FLEURY-MICHON	815191022	RECORD	03/10/2012
COQUETEL	815211279	RECORD	03/24/2012
PERDRIX GRISE	815216602	RECORD	03/24/2012
PERDRIX ROUGE	815216610	RECORD	03/24/2012
PERDREAU GRIS	815216629	RECORD	03/24/2012
PERDREAU ROUGE	815216637	RECORD	03/24/2012
MATITA	815306440	RECORD	03/10/2012
MATITA	815306504	RECORD	05/05/2012
PIZZY	815306520	RECORD	05/05/2012
CERVANTES	815316208	RECORD	06/23/2002
DOG WURST	815369204	RECORD	06/16/2012
AVIS RARA	815388934	RECORD	04/14/2012
CAT-VIAR	815642571	RECORD	08/25/2012
POPERTTONE	815661746	RECORD	09/01/2012
MINICHICKEN	815724756	RECORD	02/09/2013
PERDIGÃO	815903367	RECORD	11/10/2012
PERDIGÃO CHESTER	815903375	RECORD	11/10/2012
CHICKENBURGER	816231362	RECORD	05/18/2013
SPECIALBURGER	816231370	RECORD	05/18/2013
DOUBLEBURGER	816232326	RECORD	05/18/2013
CONFIANÇA	816234620	RECORD	10/19/2013
CHESTER HOUSE	816422796	RECORD	08/17/2013
LIGHT DOG	816484619	RECORD	11/30/2013
XDOG	816511195	RECORD	06/21/2014
SPLENDIDO	816519064	RECORD	04/12/2014
SPLENDIDO	816519072	RECORD	10/19/2013
SPLENDIDO	816519080	RECORD	10/19/2013
SPLENDIDO	816519102	RECORD	10/19/2013
SPLENDIDO	816519110	RECORD	10/19/2013
BEL AMI	816588139	RECORD	11/09/2013
BEL AMI	816588155	RECORD	10/13/2013

MARK	PROCESS	STATUS	VALIDITY DATE
GOLDEN DINNER	816763461	RECORD	03/15/2014
BESTER	816862311	RECORD	08/02/2004
APPLE TOAST	816977186	RECORD	08/23/2004
HEALTHY CHOICE	817027629	RECORD	06/21/2004
HEALTHY CHOICE	817027637	RECORD	06/21/2004
HEALTHY CHOICE	817027645	RECORD	01/24/2005
HEALTHY CHOICE	817027700	RECORD	06/21/2004
SULINA	817078207	RECORD	11/28/2005
PATITAS	822312824	ORDERED	06/06/2000
OCKTOBERCHESTER	817482350	RECORD	11/28/2005
TORTELETA	817527257	RECORD	01/16/2006
TORTELETA	817527265	RECORD	01/16/2006
CHEESKER	817644520	RECORD	01/16/2006
QUANDO É PERDIGÃO NINGUÉM FALA NÃO	817742611	RECORD	04/30/2006
EMPANADOS SUPER PRÁTICOS PERDIGÃO	817814604	RECORD	07/16/2006
CHESTER FRIED	817929525	RECORD	01/26/2009
CHESTER FRIED	817929533	RECORD	09/01/2008
CHESTER FRIED	817934715	RECORD	08/11/2008
HOT DOG PERDIGÃO	818168897	RECORD	03/18/2007
STILTS	818177365	RECORD	02/25/2007
HANS	818188014	RECORD	08/04/2008
PRESUNTO COZIDO PERDIGÃO SUPREME	818475579	RECORD	05/05/2008
PERDIGÃO MORTADELLE	818497335	RECORD	05/05/2008
GOLDEN FRY	818566965	RECORD	01/27/2008
GOLDEN FRY	818566973	RECORD	01/27/2008
LIGHT DOG PERDIGÃO	818692308	RECORD	05/05/2008
AMERICAN 1 HOT DOG	818692316	RECORD	05/26/2008
FRANGO EXPRESSO PERDIGÃO	818869631	RECORD	03/13/2011
PERDIGÃO	818876573	RECORD	06/23/2008
SUPREME	819030414	RECORD	10/24/2010
SUPREME	819030422	RECORD	10/24/2010
CERVELAT	819032670	RECORD	09/15/2008
PERDIGÃO ESCOLHA SAUDÁVEL	819183776	RECORD	09/25/2011
BIG CHICKEN PERDIGÃO	819192392	RECORD	12/15/2008
PERDIGÃO	819192406	RECORD	12/15/2008
PERDIGÃO SUPER PRÁTICOS	819192414	RECORD	12/15/2008
RECHEADOS SUPER PRÁTICOS BRÓCOLIS PERDIGÃO	819192422	RECORD	12/15/2008
PERDIGÃO SUPER PRÁTICOS	819192457	RECORD	12/15/2008
BOLOGNELLA	819263133	RECORD	12/14/2009
ALL GRATIN	819619752	RECORD	12/07/2009
BOLONITA	819725293	RECORD	08/10/2009
CONFIANÇA CARD D’AVO	819779423	RECORD	07/27/2009
CONFIANÇA D’AVO	819779431	RECORD	07/27/2009
TOQUE DE FRESCOR	820374520	RECORD	03/13/2011
ALABAMA GRILL	820419087	RECORD	10/24/2020
LANCHESTER	820510416	RECORD	10/31/2010

MARK	PROCESS	STATUS	VALIDITY DATE
STICKS DE FRANGO PERDIGÃO	820970948	RECORD	12/04/2011
STICKS DE QUEIJO PERDIGÃO	820970964	RECORD	12/04/2011
CHESTER	800223322	RECORD	08/13/2005
CHESTER	811582876	RECORD	01/22/2011
CHESTER	811582949	RECORD	08/13/2005
CHESTER HOUSE	815105118	RECORD	12/01/2012
CHESTERBURGUER	814572499	RECORD	08/07/2010
CHESTERKIBE	815010117	RECORD	05/19/2012
PERDIGÃO CHESTER	815903375	RECORD	11/10/2012
PERDIGÃO ESCOLHA SAUDÁVEL	200014170	RECORD	09/25/2011
PERDIGÃO ESCOLHA SAUDÁVEL	819183776	RECORD	09/25/2011
FOLHADOS LINHA SUPER PRÁTICOS PERDIGÃO	821359339	RECORD	03/25/2013
GRATINADOS LINHA SUPER PRÁTICOS PERDIGÃO	821359320	RECORD	03/25/2013
TOQUE NATURAL	821359304	RECORD	03/25/2013
PERDIX (CHINA)	3022020	RECORD	01/06/2013
FAZENDA (ARMENIA)	20020160	RECORD	02/20/2012
FRESKI (FRANCE)	023180399	RECORD	08/20/2012
PERDIX (IRAN)	100903	RECORD	08/20/2012
BORELLA (JORDAN)	62507	RECORD	04/29/2011
CHESTER (KUWAIT)	33381	RECORD	07/26/2007
PERDIX (MACAU)	N9307	RECORD	06/11/2009
PERDIGÃO (OMAN)	5688	RECORD	07/03/2011
PERDIX (PARAGUAY)	249305	RECORD	09/02/2012
FRESKI (SINGAPORE)	T00/17400C	RECORD	10/04/2010
TWIN BIRDS (SINGAPORE)	T00/17401A	RECORD	10/04/2010
POLLOLINDO (URUGUAY)	318722	RECORD	09/27/2012
PERDIGÃO (URUGUAY)	343215	RECORD	09/10/2012
SALSICHESTER	814578942	RECORD	11/20/2010
ALLY (CHILE)	660,690	RECORD	07/31/2011
FRESKI (URUGUAY)	327390	RECORD	05/03/2011
TWIN BIRDS (UNITED KINGDOM)	2247458	RECORD	10/04/2010
TWIN BIRDS (URUGUAY)	327391	RECORD	05/03/2011
TWIN BIRDS (JAPAN)	4496772	RECORD	08/03/2011
TWIN BIRDS (CHILE)	660,683	RECORD	07/21/2011
TWIN BIRDS (UNITED KINGDOM)	2247457	RECORD	10/04/2010
TWIN BIRDS (ARGENTINA)	1871815	RECORD	05/20/2012
TWIN BIRDS (URUGUAY)	327389	RECORD	05/03/2011
TWIN BIRDS (JAPAN)	4496773	RECORD	08/03/2011
TWIN BIRDS (CHILE)	660,682	RECORD	07/31/2011
CHESTER (SAUDI ARABIA)	244/46	RECORD	12/01/2010
PERDIGÃO (SAUDI ARABIA)	240/41	RECORD	04/28/2010
SAMARA (SAUDI ARABIA)	314/59	RECORD	10/01/2012
UNEF (SAUDI ARABIA)	113/36	RECORD	03/08/2012

MARK	PROCESS	STATUS	VALIDITY DATE
PERDIGÃO (ARGENTINA)	1,657,787	RECORD	02/05/2008
PERDIGÃO (BENELUX)	371566	RECORD	11/19/2010
PERDIGÃO (BOLIVIA)	43650-A	RECORD	03/26/2012
PERDIGÃO (EGYPT)	79331	RECORD	03/07/2011
FIG (PERDIZES) (SPAIN)	964,789	RECORD	03/05/2012
PERDIGÃO S/A COMÉRCIO E INDÚSTRIA (SPAIN)	1,057,598	RECORD	10/05/2004
UNEF (IRAN)	71374	RECORD	06/08/2013
PERDIGÃO (IRAQ)	32108	RECORD	09/18/2006
PERDIGÃO (JAPAN)	2543898	RECORD	06/30/2013
PERDIGÃO (LEBANON)	68276	RECORD	02/13/2011
UNEF (LEBANON)	73,974	RECORD	02/19/2013
PERDIGÃO (PORTUGAL)	210,437	RECORD	07/19/2008
PERDIGÃO CHESTER (PORTUGAL)	260010	RECORD	06/20/2009
BORELLA (UNITED ARAB EMIRATES)	19206	RECORD	07/09/2006
PERDIGÃO (UNITED ARAB EMIRATES)	19203	RECORD	12/04/2005
UNEF (UNITED ARAB EMIRATES)	19207	RECORD	07/09/2006
BORELLA (CHINA)	1333941	RECORD	11/13/2009
PERDIGÃO (CHINA)	1333860	RECORD	11/13/2009
SULINA (SINGAPORE)	T97/11522H	RECORD	09/19/2007
PERDIGÃO (GREECE)	136954	RECORD	05/19/2008
PERDIGÃO (HONG KONG)	1880/87	RECORD	06/15/2005
PERDIGÃO (HONG KONG)	0427/85	RECORD	06/15/2005
PERDIGÃO (YEMEN)	8628	RECORD	01/15/2007
PERDIGÃO (MACAU)	N/003730	RECORD	07/16/2005
BORELLA (UNITED KINGDOM)	2173368	RECORD	07/29/2008
PERDIGÃO (UNITED KINGDOM)	2173369	RECORD	07/29/2008
PERDIGÃO (CZECH REPUBLIC)	220,355	RECORD	05/25/2008
PERDIGÃO (RUSSIA)	180023	RECORD	05/21/2008
CHESTER (GERMANY)	2,031,373	RECORD	01/25/2011
PERDIGÃO (GERMANY)	1,033,790	RECORD	01/28/2011
BORELLA (SAUDI ARABIA)	571/38	RECORD	08/25/2008
PERDIGÃO (CANADA)	308,127	RECORD	11/08/2015
PERDIGÃO (CHILE)	380,783	RECORD	09/05/2011
UNEF (SINGAPORE)	5296/84	RECORD	10/11/2011
PERDIGÃO (DENMARK)	3723/81	RECORD	11/27/2011
PERDIGÃO (FRANCE)	013100548	RECORD	06/16/2011
PERDIGÃO (FRANCE)	1,638,200	RECORD	01/11/2011
BORELLA (IRAN)	95822	RECORD	07/25/2011
PERDIGÃO (KUWAIT)	22847	RECORD	08/12/2011
UNEF (KUWAIT)	13285	RECORD	04/18/2012
PERDIGÃO (LITHUANIA)	37737	RECORD	05/21/2008
PERDIGÃO (PARAGUAY)	150646	RECORD	09/04/2011
POLLOLINDO (PARAGUAY)	234464	RECORD	04/26/2011
PERDIGÃO (SWEDEN)	176,751	RECORD	05/22/2011

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

01	Cold Storage Poultry/Pork	RUA 15 DE NOVEMBRO, S/N.	VIDEIRA	SC	222.400	65.800

02	Cold Storage Pork	AV. PRES. CASTELO BRANCO, 141	HERVAL D´ÓESTE	SC	29.200	25.500

03	Cold Storage Processing	RUA SAUL BRANDALISE, 118	SALTO VELOSO	SC	42.700	11.400

04	Cold Storage – Processing	RUA ERNESTO HACHAMANN, 585	CAPINZAL	SC	30.600	8.000

05	Cold Storage Poultry	EST. CAPINZAL/CAMPOS NOVOS, KM 6	CAPINZAL	SC	629.200	25.800

06	Cold Storage Pork	AV. PRES. VARGAS, 1040	MARAU	RS	186.000	16.000

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

01	24	YES	YES	NO

02	29	YES	YES	NO

03	24	YES	YES	NO

04	29	YES	YES	NO

05	19	YES	YES	NO

06	29	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

07	Cold Storage Poultry	RODOVIA RS-324, KM 76	MARAU	RS	97.800	15.900

08	Cold Storage Poultry/Pork	AV. ARTHUR OSCAR, 1706	SERAFINA CORREA	RS	372.600	25.400

09	SALES BRANCH	AV GETULIO VARGAS, 5705	PORTO ALEGRE	RS	11.600	2.400

10	Processing	RODOVIA BR 116, KM 255	LAGES	SC	529.800	8.600

11	POULTRY FARM APARECIDA	LINHA APARECIDA	VIDEIRA	SC	121.000	3.900

12	SALES BRANCH	VARIOUS	CAMPINAS	SP	37.820	5.700

13	POULTRY FARM RIO DAS PEDRAS	ESTR. MUNICIPAL R. DAS PEDRAS	VIDEIRA	SC	2,880.700	72.300

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

07	19	YES	YES	NO

08	29	YES	YES	NO

09	8	YES	NO	NO

10	24	YES	YES	NO

11	19	YES	YES	NO

12	2	YES	NO	NO

13	21	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

14	POULTRY FARM SANTA GEMA	ESTR. MUNICIPAL STA. GEMA	VIDEIRA	SC	1,810.000	38.000

15	POULTRY FARM LIBERATA	ROD. FRAIBURGO/M. CARLO, KM 10	FRAIBURGO	SC	1,634.400	41.700

16	POULTRY FARM IRAKITAN	VILA PASSO DA FELICIDADE	TANGARÁ	SC	4,530.200	28.800

17	POULTRY FARM MONTE CARLO	ROD. FRAIBURGO/M. CARLO, KM 15	MONTE CARLO	SC	880.500	3.000

18	HOG FARM SÃO ROQUE	VILA SÃO ROQUE, S/N.	VIDEIRA	SC	274.600	1.700

19	GRAIN SILO AND PURCHASING	ROD. SC 473, KM 10	CAMPO ERE	SC	34.400	3.700

20	POULTRY/HOG FARM HERVAL	ESTR. LUZERNA, KM 15	HERVAL D´OESTE	SC	496.900	23.400

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

14	24	YES	NO	NO

15	21	YES	YES	NO

16	19	YES	YES	NO

17	17	YES	NO	NO

18	20	YES	NO	NO

19	11	YES	NO	NO

20	19	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

21	POULTRY FARM ALTO ALEGRE	ESTR. MUNICIPAL, KM 19	CAPINZAL	SC	537.800	29.000

22	POULTRY/HOG FARM AUREA	ESTR. CAPINZAL/PIRATUBA, KM 7	CAPINZAL	SC	1,549.900	71.900

23	POULTRY FARM PRATA	ESTR. CAPINZAL/PIRATUBA, S/N.	CAPINZAL	SC	386.000	14.300

24	ARAUCÁRIA FARM AND HATCHERY	ESTRADA TRONCO SÃO JOÃO S/N, KM 10	CARAMBEÍ	PR	4,670.000	27.000

25	CARAMBEÍ COLD STORAGE	AV DOS PIONEIROS, 2510	CARAMBEÍ	PR	59.400	34.500

26	GRANDPARENTS FARM RIO CLARO	ROD SP 225, KM 115	RIO CLARO	SP	1,059.800	10.438

27	POULTRY FARM GAURAMA	LINHA SÃO PEDRO	GAURAMA	RS	894.200	28.600

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

21	21	YES	NO	NO

22	19	YES	NO	NO

23	21	YES	NO	NO

24	3	YES	NO	NO

25	3	YES	YES	NO

26	5	YES	YES	NO

27	16	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

28	POULTRY FARM BORELLA	ROD RS 324, KM 83.3	MARAU	RS	1,892.800	33.500

29	FARM SÃO TOMAZ	ROD BR 060, KM 436	RIO VERDE	GO	5,000.000	92.900

30	POULTRY FARM CARRERO	LINHA GAL. NETO, S/N.	SERAFINA CORREA	RS	774.500	24.900

31	POULTRY AND PORK COLD STORAGE PROCESSING	ROD BR 060 KM 394	RIO VERDE	GO	2,000.000	154.200

32	PIRAI DO SUL FARM	LOCALIDADE DE RESSACA, S/N	PIRAI DO SUL	PR	374.600	8.500

33	SANTO ANDRE TURKEY FARM	ESTRADA CARAMBEÍ – TIBAGI S/N KM30	CARAMBEÍ	PR	5,715.000	13.953

34	POULTRY FARM ARCEBURGO	ROD. MG-449, KM 7.88	ARCEBURGO	MG	1,645.800	14.400

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

28	22	YES	YES	NO

29	5	YES	NO	NO

30	16	YES	NO	NO

31	4	YES	YES	NO

32	3	YES	NO	NO

33	3	YES	NO	NO

34	14	YES	NO	YES	06/26/1991	06/25/2041

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

35	POULTRY FARM STO. A. DA PALMA	LINHA GRANDE	STO. A. DA PALMA	RS	987.500	40.500

36	RIO VERDE FARM II	ROD BR 0601 KM 397	RIO VERDE	GO	17,704.703	74.400

37	FARM/HATCHERY – CHESTER	ESTR. MUNICIPAL DUAS PONTES, s/n	CAPINZAL	SC	788.900	8.900

38	HATCHERY R. DAS PEDRAS	ROD. SC-453, KM50	VIDEIRA	SC	23.500	4.600

39	HATCHERY CAPINZAL	ESTR. CAPINZAL/SETE, S/N.	CAPINZAL	SC	326.800	2.300

40	HATCHERY	AVENIDA 3, S/N	RIO CLARO	SP	33.500	1.400

41	HATCHERY MARAU	RODOVIA RS-324, KM 81.7	MARAU	RS	124.600	8.800

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

35	9	YES	NO	NO

36	4	YES	YES	NO

37	9	YES	YES	NO

38	24	YES	YES	NO

39	24	YES	YES	NO

40	21	YES	YES	NO

41	19	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

42	REFORESTING SAVOIA	LINHA SAVOIA	CAPINZAL	SC	802.500	0.000

43	REFORESTING DO SALTO DO LEÃO	HERVAL VELHO ROAD, SALTO DO LEÃO, KM 10	CAMPOS NOVOS	SC	5,292.600	0.700

44	REFORESTING BAIA I	ROD. MUNICIPAL FRAIBURGO – FARM MORAES	FRAIBURGO	SC	2,609.300	0.000

45	REFORESTING BAIA II	ESTR. R. ANTAS/P. LISA KM 14	RIO DAS ANTAS	SC	5,943.000	0.300

46	REFORESTING CALMON	ESTR. CAÇADOR/P. UNIÃO, KM 22	MATOS COSTA	SC	13,705.400	0.800

47	REFORESTING MONTE CARLO	ROD. M. CARLO/FRAIBURGO, KM 15	MONTE CARLO	SC	669.900	0.100

48	REFORESTING LARANJEIRAS	ESTR. MARAU/CAMPO DO MEIO, KM 16	MARAU	RS	800.400	0.000

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

42	19	NO	NO	NO

43	19	NO	NO	NO

44	19	NO	YES	NO

45	19	NO	YES	NO

46	19	NO	YES	NO

47	24	NO	NO	NO

48	19	NO	NO	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

49	REFORESTING SÃO J. RIZZI	SÃO JOSÉ DOS RIZZI	MARAU	RS	1,088.200	0.000

50	REFORESTING TAQUARA VERDE	ROD. MACIEIRA, 477	MACIEIRA	SC	6,720.000	0.500

51	REFORESTING SEC	LINHA MOREIRA CEZAR	SERAFINA CORREA	RS	605.000	0.270

52	REFORESTING P. FELICIDADE	VILA PASSO DA FELICIDADE	VIDEIRA	SC	1,762.200	0.000

53	ANIMAL FEED MILL	RUA VENCESLAU BRAS, 2545	CATANDUVAS	SC	37.800	6.300

54	GRAIN PURCHASE	RODOVIA RS-331, KM 15	GAURAMA	RS	36.850	3.800

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

49	19	NO	NO	NO

50	19	NO	YES	NO

51	19	NO	NO	NO

52	19	NO	YES	NO

53	21	YES	NO	NO

54	19	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

55	CALIFÓRNIA FARM	ROD. SP – 225, KM 115	BROTAS	SP	2,905.100	15.400

56	ANIMAL FEED MILL	RODOVIA PR 180, KM 02	FRANCISCO BELTRÃO	PR	22.500	2.600

57	CEREAL WAREHOUSING SILO	RODOVIA RS 324, KM 81.7	MARAU	RS	109.000	4.000

58	GRAIN PURCHASING AND SILO	RUA FREDERICO UNSTANDT, 221	XANXERÊ	SC	18.000	4.000

59	GRAIN PURCHASING AND SILO	ROD. BR 158, KM 338	PATO BRANCO	PR	12.200	2.900

60	GRAIN PURCHASING AND SILO	ROD. PR 469 – KM 5	PATO BRANCO	PR	188.800	2.800

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

55	21	YES	YES	NO

56	17	YES	YES	NO

57	17	YES	NO	NO

58	17	YES	NO	NO

59	19	YES	YES	NO

60	21	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

61	GRAIN PURCHASING AND SILO	ROD. SC. 422, KM 2.5	TAIO	SC	28.000	0.800

62	GRAIN PURCHASING AND SILO	ROD. RS. 129, KM 14	SERAFINA CORREA	RS	15.000	1.800

63	CEREAL PURCHASING	NICOLAU VERGUEIRO, KM 2	MARAU	RS	30.000	0.500

64	SALES BRANCH	ASA NORTE QUADRA 04, 565	BRASÍLIA	DF	6.000	2.900

65	SALES BRANCH	AV. VENCESLAU BRAZ, 255	CURITIBA	PR	6.900	3.600

66	SALES BRANCH	ROD. BR-101, KM 265	VITÓRIA	ES	22.200	4.600

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

61	15	YES	NO	NO

62	6	YES	YES	NO

63	13	YES	NO	NO

64	21	YES	NO	NO

65	21	YES	YES	NO

66	15	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

67	SALES BRANCH	AV. ACRÍSIO MOTA, 350	RIO DE JANEIRO	RJ	18.500	5.500

68	CATANDUVAS TURKEY HATCHERY	ESTRADA CARAMBEI CATANDUVAS S/N KM4	CARAMBEÍ	PR	48.000	1.221

69	SALES BRANCH	ESTR. GER.- FORQUILHAS, 4138	SÃO JOSÉ	SC	112.900	4.500

70	SALES BRANCH	RUA 2, Nº 500	CONTAGEM	MG	11.600	2.200

71	ADMINISTRATION	AV. ESCOLA POLITÉCNICA, 760	SÃO PAULO	SP	21.400	12.814

72	ANIMAL FEED MILL	AV JULIO BORELLA, 2236	MARAU	RS	90.500	3.800

73	ADMINISTRATION	RUA DUQUE DE CAXIAS, 3	MARAU	RS	2.500	1.500

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

67	23	YES	NO	NO

68	3	YES	NO	NO

69	24	YES	NO	NO

70	9	YES	YES	NO

71	15	YES	NO	NO

72	6	YES	YES	NO

73	17	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

74	ADMINISTRATION	RUA SAUL BRANDALISE, 39	VIDEIRA	SC	2.000	5.100

75	ADMINISTRATION	RUA OTAVIO ROCHA, 859	SERAFINA CORREA	RS	1.300	1.060

76	REFORESTING AND FARM CISP	ESTR. MUNICIPAL CATANDUVAS/ P. LISA, KM 4	CATANDUVAS	SC	9,309.200	83.400

77	OIL EXTRACTION	RODOVIA SC – 453, KM 50	VIDEIRA	SC	111.100	36.900

78	OIL EXTRACTION	AV. JULIO BORELLA, 2236	MARAU	RS	74.600	17.000

79	CEREAL WAREHOUSING AND SILO	AVENIDA B S/N.	VIDEIRA	SC	17.700	2.100

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

74	29	YES	NO	NO

75	24	YES	NO	NO

76	8	YES	YES	NO

77	24	YES	YES	NO

78	24	YES	YES	NO

79	21	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

80	CEREAL PURCHASING	RUA DISTRITO FEDERAL, 3535	GUARAPUAVA	PR	24.800	1.600

81	SALES BRANCH	AV. NOSSA SENHORA DE FATIMA, 1262	CUBATÃO	SP	14.533	3.445

82	SALES BRANCH	BR 324, KM 7.5	SALVADOR	BA	25.900	3.429

83	SALES BRANCH	BR 116, KM 4	FORTALEZA	CE	13.770	1.710

84	CEREAL PURCHASING	RUA SANTA CATARINA, 2925	MEDIANEIRA	PR	10.000	5.200

85	COLD STORAGE PROCESSING	ROD RS 324, KM 76.2	MARAU	RS	19.200	11.400

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

80	19	YES	YES	NO

81	6	YES	NO	NO

82	6	YES	YES	NO

83	6	YES	NO	NO

84	21	YES	NO	NO

85	6	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY	3- ADDRESS	4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)

86	OTHERS	VARIOUS	VARIOUS	SC	1,444.282	19.418

1- ITEM	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT	14- REMARKS

86	0	NO	NO	NO

14.01 OUTLOOK AND/OR RESULTS

Related to the Company estimations for 2004, the performance was as follows:

	Estimate	Effective
• Investments	R$ 90 million	R$ 110 million

• Gross Sales	R$ 5.5 billion	R$ 5.6 billion

• Exports	R$ 2.7 billion	R$ 2.7 billion

• Sales Growth of Frozen and Chilled Products (volumes)	10%	14.9%

Exports (volumes)	18%-20%	23.8%

Domestic Market	5%-6%	6.2%

Due to the excellent performance in 2004, it was possible to surpass the estimates for this year.

The Company anticipated R$20 million of investments intended to be for the past year and which supported the purchase of Mineiros (GO) and the structuring of the Videira (SC) and Marau (RS) distribution center, including the hatcheries expansion capacity.

Thus, the Company has outlined its goals for 2005:

•                  Approximately 9% growth in volume of frozen and chilled products for the domestic market and exports;

•                  Investments between R$ 200 million - R$ 250 million.

Goals in the medium-term include:

•                  Sustainable growth in the meat segment;

•                  Concentration on high value-added food products;

•                  Implementing the following processes: Internationalization Process, MVP (More Value Perdigão), Optimization of Industrial and Administrative Processes, Technological Development of industrial processes, Financial Management, ATP (Perdigão Total Service) and the CSP (Shared Services Center).

•                  Expansion to new markets and segments;

•                  Constantly add value for investors;

•                  Continue as a Model of Social Responsibility.

14.02- ADDITIONAL INFORMATION, BUT NOT OBLIGATION

In March 2001 the company acquired the remaining 49% of the capital stock of Frigorífico Batávia S.A.; the payment of R$23.8 million shall be made in two installments in April and October of 2001. After this acquisition, Frigorífico Batávia S.A. was merged into Perdigão Agroindustrial S.A. This unit expanded its turkey slaughtering capacity and a modern new storage chamber was installed.

On April 25, 2001, Perdigão S.A. and Sadia S.A. established a partnership to enhance markets in poultry, pork and foodstuffs in general in Russia, Lithonia, Lithuania, Estonia, Belo-Russia, Ukraine, Georgia, Azerbaijan, Turkmenistan, Uzbekistan, Kyrghyzstan, Tajikistan, Kazakhstan, Moldova, Afghanistan, South Africa, Egypt, Angola and other African countries, Cuba, the Dominican Republic, Iran, Jordan and Iraq, in order to create operational synergy.

There were no relevant changes in the percentage of shares owned by any of the majority shareholder over the last three years. However, Telos - Fundação Telebrás de Seguridade Social sold to FAPES-BNDES its total interest of 0.82% in the shares that were part of the Shareholders’ Agreement, and the remaining share position was sold in the market, totaling the disposal of 1.51% of the total capital stock of the Company.

14.03- OTHER INFORMATION CONSIDERED IMPORTANT A BETTER COMPREHENSION OF THE COMPANY

RELEASE 05.12.2005 - GOOD OPERATING PERFORMANCE CUSHIONS CURRENCY IMPACT ON PERDIGÃO’S EARNINGS

Company increases capital expenditures to expand production capacity and improve logistics

Perdigão reported net sales of R$ 1.2 billion in the first quarter of 2005, 10.9% higher than the same period last year, representing growth in sales volume and revenue in both the domestic and export markets.

The Company posted an EBITDA of 12.2% of net sales and equivalent to R$ 147.3 million due to efficient cost control management, reduction in expenses, improved productivity and better sales performance. Perdigão thus repeated the excellent operating performance registered for the average of the four quarters of 2004.

However, the appreciation of the Real in relation to the dollar reduced net income by 10.6% compared to the same quarter last year, given that 54.7% of net sales were generated from export business.

“The currency question is not going to restrain our internationalization project nor will it interfere in our aggressive commercial policy. We are being relatively successful in our attempts to increase prices in all markets”, Perdigão’s CFO, Wang Wei Chang points out.

Export volumes and revenues grew 15% and 13.4%, respectively, a significant increase considering that in the first quarter of 2004, the demand for meats in the international market was especially strong due to sanitary problems in major producing regions of the market.

The domestic market recorded lower growth rates of 5% in volume and 9% in revenues, still reflecting the slow recovery in demand due to reduced disposable incomes among Brazilian consumers.

Gross profit reached R$ 329.2 million and despite only a small increase in operating results to R$ 122 million, net income reached R$ 71.8 million against R$ 80.3 million in the first quarter of 2004.

Capital expenditures amounted to R$ 58.9 million, 326.8% more than for same quarter in 2004 and corresponding to 39.3% of the year’s budget. Funds were largely destined to improvements and new projects including expansion in installed production capacity and at the Videira (SC) and Marau (RS) distribution centers.

Once all environmental licensing conditions are satisfied, the  earthmoving phase and initial work will begin at the site of the Minerios (GO) agroindustrial complex. In Brasília, Perdigão has leased the installations of Prontodelis, where in the second semester, it is to begin the industrialization of chicken, turkey and beef cooked products for export. This will allow the Company to boost its sales of higher value-added products to the European food service and retail markets.

HIGHLIGHTS FOR THE QUARTER

 R$ millions

	1Q05	1Q04	% Ch.
Gross Sales	1,371.6	1,234.2	11.1
Domestic Market	713.3	653.9	9.1
Exports	658.3	580.3	13.4
Net Sales	1,203.5	1,085.4	10.9
Gross Profit	329.2	305.9	7.6
EBIT	122.0	121.4	0.5
Net Income	71.8	80.3	(10.6)
EBITDA	147.3	146.3	0.7
Capex	58.9	13.8	326.8

EXPORTS

Export revenues reached R$ 658.3 million against R$ 580.3 million for the same period in 2004. This performance could have been even better had it not been for the appreciation of the Real in relation to the dollar.

Export revenues from elaborated/processed products improved by 21.9% and by 61.6% in volume terms. Higher value-added products already account for 20% of overseas market sales and Perdigão is forecasting continued growth in this segment with improved prices.

The highlight of the quarter was the increase in sales and higher prices of in natura pork meat exports to Eurasia, Hong Kong and Singapore. In Eurasia, export revenues from poultry and pork meats increased 80.7% while volumes were up by 42.2%. In other markets, business was particularly strong with the United Arab Emirates, where exports rose 123%. Export revenue from the African market was up by 44.7% with volumes 36% higher. Both Europe and the Far East reported an increase in export revenue of 4.8% and 4.6%, respectively.

Average FOB prices were 9.6% higher in dollars during the quarter and 1.8% lower in Reais. These contrasting trends reflect the 10% appreciation in the Real against the average US dollar rate in the period compared with the first quarter 2004.

DOMESTIC MARKET

Domestic market sales increased from R$ 653.9 million to R$ 713.3 million with volumes rising from 126,141 to 132,177 tons. Elaborated/processed products registered increased sales volume of only 4.7%, and sales revenue of 13%, a reflection of low domestic purchasing power.

In the first three months of the year, the Company identified opportunities for expanding and improving its product mix as well as the Batavo branded product mix by launching new and competitive items on the market.

Perdigão’s share of the specialty meats market in the last two months period reached 26.1%, according to the AC Nielsen survey. In the frozen segment, market share was at 34.5%, while the share for ready-to-eat pastas reached 36.8% and frozen pizzas, 30.4%.

CORPORATE GOVERNANCE

Perdigão further enhanced its good Corporate Governance practices, at the end of April, in the Ordinary and Extraordinary General Shareholders Meeting approving the necessary changes to the bylaws for establishing the Audit Committee to comply with the Sarbanes-Oxley Act. The Fiscal Council’s functions were extended to encompass those of the Audit Committee.

RELEASE 03.28.2005 - PERDIGÃO IS TO BEGIN MANUFACTURING FOR EXPORT IN BRASÍLIA

The startup of the new unit will increase the Company’s international process

Perdigão is to begin operating a unit in Brasília exclusively for the industrialization of cooked chicken and turkey meats and beef for export. The Company has just concluded a contract to lease the installations of Prontodelis Industrial e Comercial de Alimentos, built ten years ago in the suburban city of Santa Maria in the Federal District (Brasília), using European technology, and  recently shut down.

At the Brasília unit, Perdigão will use an advanced technology for the cooking of meats and until now never used in Brazil. The sous-vide method ensures the preservation of all the nutrients contained in the ingredients used in the cooking process, resulting in products with a much more natural taste.

The raw materials for processing will come from other Perdigão units and third party sources in the case of beef supplies, all strictly adhering to European Union technical standards. The new line will increase the sale of products to the food service and retail segments in the European market.

The unit has a capacity of 400 tons/month. Large-scale production is planned for May and test runs are to begin in April. During the first stage, the operation will create 100 jobs. The labor force will be hired in the region itself and the Company will be responsible for training the new employees.

RELEASE 02.21.2005 - PERDIGÃO REPORTS AN ALL-TIME RECORD GROWTH IN PROFITS OF 139.3%

Company shares appreciate 132% during the year

Perdigão ended 2004 with the highest net income ever of R$ 295.6 million. The result represents a growth of 139.3% compared to 2003, principally reflecting an excellent export performance. Gross sales amounted to R$ 5.6 billion, 27.4% higher than the preceding year. Net sales were up 27.7%  and reached R$ 4.9 billion.

During the year, exports grew 48.4% to R$ 2.7 billion. Sales volume was 23.8% higher than for 2003 and surpassing Company forecasts.

Other factors that impacted this record performance were the improvement in the product mix and prices and the maintenance in domestic market costs. Domestic market sales reached R$ 2.8 billion, 12% more than 2003.  In volume terms, sales reached 532,200 tons, 6.2% higher than in 2003.

EBITDA registered a growth in the period of 54.9% rising to R$ 593.8 million and corresponding to a margin of 12.2%. Gross profits rose 32%, amounting to R$ 1.4 billion, while operating income before financial expenses amounted to R$ 498.3 million, an increase of 73.4%.

 “During the period, the Company posted one of the fastest growth rates in its history”, says Perdigão’s CFO, Wang Wei Chang. “And our plans are to continue this sustained growth - paramount to the Company’s success over the past decade - including the construction of a new industrial unit. The excellent 2004 results were the pinnacle to Perdigão’s 70th anniversary celebrations and its tenth year under professional management”, commemorates Chang.

According to the CFO, exports registered an excellent performance due to the Company’s successful strategy and competence in serving overseas customers and selling its products to more than 100 countries, despite the 4.7% average appreciation of the Real against the dollar –. Exports also benefited from the rising demand for Brazilian meats in the international market.

In 2004, Perdigão invested 59% more than in 2003, amounting to R$ 110.5 million. Capital expenditures were largely directed to increasing the capacity of the Rio Verde (GO) unit, increasing the production of various lines, logistics projects and the upgrading of infrastructure. In the light of strong cash generation, the Company decided to anticipate investments in certain projects such as the new Mineiros (GO) plant, and the Videira (SC) and Marau (RS) distribution centers.

The Company’s shares also performed extremely well during the year and surpassing the indexes for both the Brazilian and the New York stock exchanges. The average financial volume for the year was US$ 2 million/day, the preferred shares becoming a component of Bovespa’s IbrX50, which includes the most liquid stocks traded on the exchange. The Company’s shares reported an appreciation of 132% during the year.

HIGHLIGHTS                      (R$ million)

	2004	2003	% Change
Net income	295.6	123.5	139.3
Gross profit	1,350.9	1,022.9	32.1
EBITDA	593.8	383.3	54.9
Net sales	4,883.3	3,825.2	27.7
Gross sales	5,567.3	4,371.0	27.4
Domestic market	2,840.1	2,533.1	12.1
Exports	2,727.2	1,837.9	48.4
Consolidated earnings p/share (R$)	6.62	2.77	139.3

EXPORTS

In 2004, exports of higher value-added products increased by 17.6% by volume and 15% in revenues, going to Europe, some areas in the Far East, Middle East and Eurasia.

Growth in the principal markets in export revenues was as follows: Europe – 26.4%; Far East – 76.7%; Middle East – 32.8%. Other markets such as Eurasia and Africa, grew 99.9%, in spite of Russian import barriers and quotas.

Processed pork products continued to register significant growth in the Eurasian, Hong Kong and Singapore markets. Sales of these products increased 42% by volume and 89.4% in revenues during the year.

Average prices increased by approximately 20.8% during the year. In the second half, margins were squeezed due to a reduction in the difference between average price and cost, in turn a reflection of falling prices largely in the Japanese market and the appreciation of the Real against the dollar. Average prices in dollars were up by 25%.

DOMESTIC MARKET

Perdigão adopted a domestic market posture of enhancing the product portfolio and prices and maintaining costs, prioritizing returns and improving distribution channels particularly to the institutional and retail markets.

Average prices during the year were 7.5% higher, thanks to increased prices of pork meat and higher value-added products. Average costs grew 0.6%.

Elaborated/process products grew 7.6% in volume and 14% in sales, reaching R$ 2.3 billion. New product launches during the period also contributed to this performance, notably the Chicken Pop Corn, new flavors for pizzas, flakey pastries, oven-cooked pastries and specialty meats, such as bologna sausage and smoked turkey breast.

During the year, Perdigão took over the leadership in specialty meats with a market share of 24.7%. Its share of the frozen meats market remained at 34.2%, while the Company saw its participation in ready-to-eat dishes/pastas increase (by 3.6 percentage points) to 38.4% and frozen pizzas to 30.6%.

SOCIAL BALANCE

Last year, the Company created 3,455 new job opportunities, ending the year with 31,406 emploees, a growth of 12.4% in relation to 2003.

During the year, the Company invested R$ 70.9 million in fringe benefits and social programs, 24.7% higher than in 2003. Environmental investments amounted to R$ 6.9 million, a growth of 69.8%.

Perdigão was ranked as one of the ten model companies in corporate responsibility in the Exame magazine’s 2004 Guide to Good Corporate Citizenship for its social initiatives covering education, health, social inclusion for drug addicts and the handicapped, environmental preservation, disseminating cultural activities in the interior of the country and for improving the social infrastructure in regions where the Company operates its plants. In addition, Perdigão’s practice is to encourage its employees to take on volunteer work.

In 2005, the Company is forecasting a 9% growth in sales volume based on the tendencies in both domestic and export markets. During the current fiscal year, Perdigão estimates its capital expenditures at about R$ 150 million, dedicated to the continued expansion of the Rio Verde unit, the start on the construction of the Mineiros complex, as well as investments in logistical and infrastructure projects and the optimization of production lines at units in the states of Santa Catarina, Rio Grande do Sul and Paraná.

RELEASE 02.21.2005 - PERDIGÃO TO INAUGURATE SERVICES CENTER IN ITAJAÍ

Company to improve response time and increase competitiveness with the new structure

Perdigão is to expand its presence in the state Santa Catarina with the installation of the Perdigão Services Center (CSP) in the city of Itajaí. The new center is an important instrument in modernizing corporate administration and will allow the Company to rationalize processes and reduce costs, thus improving speed of operations and enhancing competitiveness. The capital expenditures for the installation of the CSP are forecasted at R$ 20 million.

The project is being developed jointly with IBM, a consultancy with a long track record in the implementation of Shared Services Centers. The start-up of the Center is scheduled for April and will centralize the activities of Finance, Controller’s Office, Human Resources, IT, Sales Support and Supplies, until now dispersed among several units. Some 150 new jobs will be created, in addition to the relocation of employees from the company’s facilities elsewhere.

This new structure will in no way imply reduced production and industrial activities in any of the regions where the Company operates. On the contrary, Perdigão will continue to implement its optimization plan at all units. There will also be no change in the income the Company generates for the municipalities where it carries on its business.

Among all the locations examined, Itajaí was found to have the best cost benefit relationship for establishing the CSP. One of the factors in favor of Itajaí is the city’s strategic position in one of the most important macroeconomic regions in Santa Catarina. A ready supply of qualified labor was also considered an important element in the final choice.

 Perdigão has been present in the city for many years, the Company using the port of Itajaí for the first pioneer shipments of chicken to Saudi Arabia in 1975. The Company already has a structure of 156 employees in the city involved with exports and logistics activities and more than 80% of its overseas sales are handled through the port of Itajaí.

Perdigão is installing the CSP in conjunction with a local real estate investor. Once the construction is completed, the investor is to lease to the Company the purpose-built modern and functional offices for the Center’s operations, which are  located at Rua Jorge Tzachel, 475, in the Fazenda District of the city.

São Paulo, February 21, 2005.

RELEASE 12.14.2004 - INTERNATIONAL EXPANSION CONSOLIDATES EXCELLENT EXPORT PERFORMANCE

Perdigão will create approximately four thousand new jobs, for the second consecutive year

Perdigão achieved substantial growth in overseas markets during 2004, thanks to its strategy of international expansion and the growing recognition of Brazil as a world-class producer and exporter of meat products.  The company successfully penetrated new markets, mainly in Eurasia and Africa, and now serves hundreds of clients in over 100 countries.

This success is due in part to greater activity at Perdigão’s offices in Dubai, England and the Netherlands, plus the inauguration of its Singapore office and a new approach to the Japanese market.  The result will be an almost 50% increase in exports, compared with 2003, to R$2.7 billion, equivalent to 56% of net sales.

In order to improve logistical support, the company invested in its operating structure in the port of Itajaí (SC), from where more than 80% of its exports are shipped and where a team of logistics professionals implemented a project to reduce delays and costs and provide more reliable information flows.  These changes have enhanced the company’s competitiveness and helped cement its international presence.

Another factor behind Perdigão’s international expansion has been the consolidation of its Perdix brand in the European and Middle Eastern markets, as well as the launching of the Fazenda brand name in Russia, for retail distribution of a whole line of pre-cooked food products.  These are now distributed through over 200 sales points in Moscow and another 50 in St. Petersburg.  The company intends to continue growing in this market.

The plan for 2005 is to expand exports by penetrating new overseas markets.  South Korea, Malaysia and China are promising markets for poultry exports and commercial negotiations with these countries are already well advanced.

During 2004, Perdigão launched its ATP Project (Atendimento Total Perdigão – Perdigão Total Service), aimed at achieving excellence in the service offered overseas and domestic clients.  The PTS project will help identify each client’s individual requirements and expectations and react more quickly to his needs. The system should result in shorter delivery times and lower inventory at the client level, making it easier to handle products with validity expiry dates and resulting in cost savings.

PROSPECTS

Perdigão will create close to 4,000 new jobs this year, for the second year running, making it one of the country’s largest employers, with approximately 31,800 employees.

The company commemorated its 70 years of existence this year by intensifying its program of investments in logistics, infrastructure and increased productivity at several of its processing plants. It also announced the construction of a new Agroindusrial Complex in Mineiros, state of Goiás, for processing turkey and chester® which should start operations in the second half of 2006. The project will demand investments totaling R$510 million to be effected by the company and its integrated outgrowers.

This year marks the tenth anniversary of the introduction of professional management at Perdigão, when a pool of pension funds took over control, paving the way for a strategic repositioning of the company and initiating a cycle of steady growth, which has averaged over 13% p.a.  since that time.

Perdigão is due to report sales of approximately R$5.5 billion for 2004, 26% higher than in 2003,  thanks to higher export volumes, stronger export prices and the second semester recovery of the Brazilian economy.

The company estimates an approximately 13% increase in sales to the domestic market in 2005, as a consequence of the higher employment and overall salaries.  President Nildemar Secches considers growth of this order achievable: “We are not seeing any explosion in consumption, but these two factors have a beneficial effect on food sales.”

If the domestic recovery continues and absent any major changes in the international scenario, Perdigão expects sales volumes to grow by 9% between the two markets.  The company based its 2005 budget on the assumption of 3% Brazilian GDP growth, IPCA inflation of around 6%, a slight devaluation of the Real against the dollar and a gradual decline in interest rates.

Perdigão expects less pressure from grain prices in 2005, due to lower international prices for corn and soy, faced with estimates of a bumper US crop.  On the other hand, pork prices are expected to trade slightly higher, given that demand is forecast to be marginally higher than production.

Capital expenditures are projected to jump from this year’s R$90 million  to R$150 million in 2005.  Following the inauguration of a new Distribution Center in Curitiba, Perdigão will spend part of its capital expenditures budget on another mega-Distribution Center at its Marau (RS) poultry processing plant and on concluding the duplication of its Videira (SC) Distribution Center capacity.  The remainder will be spent on increasing production capacity and breaking ground at its Araguaia project in Mineiros (GO).

Besides the expenditures on improvements and expanded capacity, the company is also investing in a Shared Service Center in Itajaí (SC), which will centralize certain administrative functions in the fields of Human Resources, Controler, Finance and Sales Support, as well as incorporating the Supplies and IT areas, resulting in more coordinated procedures and lower costs.

HIGHLIGHT

In November Perdigão was included in Bovespa’s IBRX-50 preview, as one of the 50 most liquid shares in that month’s trading.  Perdigão shares have offered investors gains of 112% on the Bovespa during 2004 and 118% on the NYSE.

RELEASE 11.12.2004 - EXPORTS CONTINUE TO BOOST - PERFORMANCE AT PERDIGÃO

Profits for YTD grow 310%

Perdigão posted a YTD growth of 49.4% in export revenues amounting to R$ 2.006 billion. This value represents approximately 57% of total company net sales of R$ 3.5 billion, a year on year increase of 28.6%. Export performance made an important contribution to YTD net income of R$ 211.3 million in the first nine months, equivalent to an increase of 310.6% compared to the same period in 2003.

Third quarter export volume and sales registered a year on year increase of 14.8% and 31% respectively. Lower growth compared with the preceding quarter was due to weaker demand in some markets and an increase in the costs of important raw materials. The appreciation of the Real against the US dollar during the period also squeezed margins in terms of prices relative to average costs.

The Company is forecasting a growth of 20% in export volume of meats for 2004 as a whole in the light of the third quarter increase of nearly 15% and the excellent first semester performance, says Perdigão’s CFO, Wang Wei Chang.

Third quarter sales volume of elaborated/processed products to the domestic market was up by 5% and by 11.6% in sales revenue.  Sales to the Brazilian market in the quarter amounted to R$ 677.2 million, 12% more than reported for the same quarter in 2003. “We are expecting fourth quarter growth in domestic sales of about 5% thanks to the year-end holidays when demand for special poultry and the Seasonal Greetings Line increases”, Chang affirms. Domestic sales for the first nine months totaled R$ 2 billion, a growth of 12.1%.

The increase in the principal raw material costs (industrial meats) and labor in the quarter, resulted in selling costs 23% higher. This impacted cash generation with EBITDA totaling R$ 113.6 million, 4.2% down on the same period for the preceding year. For the YTD,  EBITDA totaled R$ 438.6 million, a year on year increase of 107%.

Gross profit for the quarter grew 12%, amounting to R$ 310.9 million, equivalent to a gross margin of 25.6%. Net income was R$ 40.3 million, 5.4 %  more than the previous year and representing a margin of 3.3% against 3.8%.

Third quarter capital expenditures amounted to R$ 26.4 million, a growth of 36% compared to the third quarter last year. Investments were made in expanding capacity at the Rio Verde unit (GO), increased turkey slaughtering capacity at the Carambeí (PR) facility, new production lines – including special cuts for export - , and adaptation of infrastructure.

During the year, capital expenditures were R$ 59.6 million, 11.8% up and representing 66.2% of the amount budgeted for fixed capital investments for the year as a whole.

In August, Perdigão announced the construction of a new industrial unit in Mineiros(GO), for poultry slaughtering and processing (turkey and Chester®), involving an estimated investment of R$ 165 million between 2005 and 2007. Installed processing capacity is planned to reach 81,000 tons/year by December 2008.

THIRD QUARTER HIGHLIGHTS

R$ million

	3rd Quarter/04	3rd Quarter/03	% Variation
Gross Sales	1,378.3	1,138.8	21
Domestic Market	677.2	604.1	12.1
Exports	701.2	534.7	31.1
Net Sales	1,212.3	1,010.2	20
Gross Profit	310.9	277.6	12
EBIT	87.8	94.6	(7.2)
Net Income	40.3	38.2	5.4
EBITDA	113.6	118.6	(4.2)

EXPORTS

Third quarter sales to the Company’s leading overseas markets experienced variations in sales compared to the same quarter in 2003. The Middle East recorded a 6.3% decline because of lower priced inventory built up in the second quarter and the seasonal dip in demand during the summer months. Sales to the Far East market grew by 28.9% although volumes and average prices fell in relation to the second quarter. European sales were up by 21.5%, in spite of the fall in prices of processed products.

Processed pork products for the Eurasian, Hong Kong and Singapore markets continued to report significant growth with an increase of 40.8% by volume and 93.4% in sales, and for the YTD, by 39.3% and 87% respectively.

Avian influenza continues to afflict Asia, making it difficult for producers in the region to reenter the export market. However, as already forecast, prices slipped in the third quarter due to flat demand and the substitution of poultry meat for other protein sources in the principal importing countries. In addition, the 3.9% appreciation of the Real against the US dollar in relation to the second quarter resulted in lower export revenues in local currency terms.

Average prices climbed approximately 15% compared with the same quarter in 2003, but fell 7.6% in 3Q04 compared to 2Q04. Average costs were 24.5% higher compared with the third quarter 2003. YTD average prices rose 24.3% against 12% for costs.

DOMESTIC MARKET

Elaborated/processed products increased YTD by 8.3% in volume and 13% in sales. Third quarter growth in higher value-added items reflects Perdigão’s priority of improving the domestic market product mix. However, demand remains concentrated on the lower-priced products, a continued indication of limited disposable income.

Average prices during the quarter were 7.4% higher, thanks to the improvement in the average prices of in-natura pork meats and the increased share of higher value-added products. Average costs were up 2.7% for the quarter but 1.9% lower for YTD.

The company’s market share for ready-made dishes recorded an increase of 1.8 percentage points for the August-September bi-monthly period compared to the same period in 2003, reaching 39.6% according to Instituto Nielsen data. Perdigão has a 33.9% share of the market in frozen meats  and 25% in industrialized meats for the bi-monthly periods August to September and July to August, respectively.

14.03- OTHER INFORMATION CONSIDERED IMPORTANT A BETTER COMPREHENSION OF THE COMPANY

STOCK MARKET

In the capital markets, Perdigão outperformed both the Bovespa and Dow Jones indexes. During the quarter, the company’s shares appreciated by 52.3% and its ADRs by 65.1%. Trading volume for the quarter was up by 12.9% and 206.8% in ADRs traded. The YTD average daily volume was US$ 1.6 million.

RELEASE 11.12.2004 - PERDIGÃO FORECASTS INCREASED YEAR-END SALES

Perdigão expects its retail sales of Chester® to be 6% higher than 2003. The Company has been steadily improving this succulent, tender and tasty meat product over the past few years. Starting prices for the consumer at the point of sale will be R$ 6.60 per kilo, depending on purchase conditions negotiated by each retailer. This retail price is about 10% higher than last year, due to the increase in production and selling costs.

Perdigão has invested R$ 3 million in marketing and an intense publicity campaign as a prelude to the arrival of the Chester® poultry brand on the supermarket shelves for the year-end holiday period - responsible for 90% of the brand’s sales volume - as part of a campaign to enhance market penetration during this period. The theme of this year’s campaign is “Perdigão Chester: the secret of an unforgettable Christmas dinner” and part of the Company’s main Secrets advertising campaign, which was launched at the beginning of last year.

In addition to using the media, the new campaign will also include a major publicity drive in medium and large stores with a total of approximately 1,300 sales promoters for making direct contact with the consumer at the point of sale. One of the key promotion tools is a heart-shaped recipe booklet with six different ways of serving Brazil’s favorite dish for commemorating special dates. The official — www.chester.com.br — site gives suggestions on preparing dishes and all the latest recipes.

THE SEASONAL GREETINGS LINES

Perdigão’s year-end product mix also brings the Seasonal Greetings Lines, which includes Perdigão and Batavo Frozen Turkey brands - indispensable for year-end festivities. The forecasted price increase for these items is about 15% compared with last year.

The increase reflects the higher demand for pork in overseas markets, especially Russia, and the increased costs of several raw inputs for both turkey and hog raising. Pork product output is expected to be slightly higher than in 2003.

The Seasonal Greetings Line, one of Perdigão’s most traditional, is to sell approximately two thousand tons of Deboned Tender Ham, in one to three-kilo cuts; Chester® Tender Ham (1 kilo); Seasoned Deboned Rindless Leg (3.5 kilos) and Seasoned Tenderloin (1.5 kilo).  This year, the line has two products which are new to the consumer: Batavo Pork Picanha Steak, a special frozen and marinated bone-in rindless leg, sold in 900 gram to 1 kilo cuts; Batavo Frozen Turkey Breast, a choice cut of the bird, already seasoned and sold in 2.5 kilo packs, ideal for the smaller family.

Sales of Perdigão Frozen Turkey and Batavo Turkey should also report growth this year, the Company having invested in the expansion and modernization of production lines at its Carambeí (PR) plant to cater for this extra demand. The products are sold in 3 to 6 kilo packs, come oven-ready for roasting and are easily prepared - with the housewife’s personal touch all that is missing. A thermometer indicates when the bird is ready for eating, while the Handi Clamp system – heat resistant and made of non-toxic material - keeps the legs rigidly together during cooking, facilitating preparation and contributing to a more attractive dish.

Perdigão is forecasting sales of approximately six million birds (Chester® and turkey, combined), thus ensuring that it maintains the Company’s leadership for special year-end poultry sales.

14.03- OTHER INFORMATION CONSIDERED IMPORTANT A BETTER COMPREHENSION OF THE COMPANY

OPERATION YEAR-END

A special scheme has been implemented to meet demand for growth in sales and ensure the supply of Chester®, the Seasonal Greetings Line, the  Perdigão Frozen Turkey and Batavo Turkey throughout the country during the year-end holiday period. In addition to unveiling the new Curitiba Distribution Center (DC) and the expansion at the DC at Videira (SC), the number of cross docking points – locations where large tractor trailers can transfer goods to smaller vehicles –  has been increased from 12 to 22. This will ensure that the Company can extend its service to at least two visits per week to each customer. Perdigão plans to augment its distribution logistics for the period with an additional 220 trucks of all sizes in addition to the 600 normally in use. The labor force at the DCs will also be ramped up by 20%.

RELEASE 11.08.2004 - PERDIGÃO OPENS ITS CURITIBA DISTRIBUTION CENTER

The new DC has been built by a pool of investors and begins operations with an entirely outsourced logistics system

On November 8 2004, Perdigão unveils its new Curitiba Distribution Center, one of the largest and most modern in the Company. The DC is the fruit of a new partnership model in which the construction of the installations and the logistics are outsourced according to Perdigão’s own conditions and specifications. The principal benefit is that the Company avoids investment in buildings and equipment, allocating resources preferentially to areas that are core to its business such as increased output and the development of new products.

The DC was built by CRM Logística, a pool of investors from the state of Paraná at a cost of R$ 12.5 million. Fribalog, also based in Paraná, will be responsible for operating the new center, the first module of which comes on stream immediately with five thousand pallet bins and a capacity to handle 10,000 tons/month of chilled and frozen products. The new center will significantly reduce time taken in loading, unloading, separation of orders and delivery thanks to the use of state of the art technology.

The center will consolidate the operations of two other distribution centers operating in Paraná — one in Curitiba dedicated exclusively to Perdigão branded products, and the other in São José dos Pinhais, which handles the Batavo line. Thanks to the new investment, the Company will now be able to capture additional synergies and further improve the response time in supplying its approximately ten thousand statewide customers, says Supply Chain Director, Wlademir Paravisi. The center will operate a fleet of 70 vehicles responsible for 30,000 deliveries per month including loading and unloading.

According to Paravisi, the Curitiba DC will be linked to major hub DCs at Videira (SC), Marau (RS) and Rio Verde (GO). Eventually, it will be used to store seasonal products, thus accelerating the delivery of supplies to points of sale at times of seasonally driven spikes in demand.

The center has a covered area of six thousand square meters and parking space for more than 100 vehicles (between tractor trailers and trucks). It occupies a site of 50,000 square meters, strategically located close to the ports of Paranaguá and Antonina. The DC is five kilometers from the Curitiba beltway (Eastern City Bypass), which facilitates access to all the surrounding municipalities and city districts of metropolitan Curitiba. The BR 116, 376 and 277 highways can all be accessed via the beltway.

STATE OF THE ART TECHNOLOGY

Perdigão’s new distribution center will create 120 direct and a further 400 indirect jobs. In addition to the first module, beginning operations with immediate effect, the project contemplates the medium term installation of a further two modules, which will ramp up monthly capacity from 10,000 to 30,000 tons.

The center has been constructed to comply strictly with the environmental legislation and employs the most advanced generation equipment and control systems for inventory management and ensuring traceability. The facility has a headroom of eight meters providing greater storage space and ease of handling. The reception antechamber occupies 1,300 square meters of covered area with ten shipping and receiving docks and leveling ramps that adjust to the height of truck and trailer platforms.

The center uses the most advanced technology. This includes the refrigeration plug in systems, which ensure efficient operations and dispense with a purpose-built machine unit. The dynamic drive in system is used, accelerating and facilitating flows as well as optimizing the use of cold chamber storage space. The DC operates on the first in, first out principle, eliminating waste arising from expiry of product validity. There is also a truck weighbridge linked to the facility’s control systems.

PERDIGÃO IN PARANÁ

From January to September of this year, Perdigão’s Carambeí Agroindustrial Complex produced 96,200 tons of food items, in volume terms 22% more than recorded in the same period in 2003. Of this total, about 70% was exported — or approximately 69,500 tons, equivalent to 14.6% of the Company’s total export volume - principally chicken and turkey products. Leading importers are countries in Europe, the Middle East, Far East and Eurasia.

Currently Perdigão employs 3,455 in Paraná and operates with 922 integrated outgrowers, in turn providing nearly 10,000 indirect jobs. In the first nine months of 2004, the Company´s slaughtering activities in the State totaled 49.4 million head of poultry (between chickens and turkeys) and 209,000 hogs.

In 2000, Perdigão established an industrial presence in the state of Paraná when it acquired a 51% stake in Batávia’s meats division. A year later, the Company acquired the remaining 49%, the operation being fully incorporated as an integral part of the business, however retaining the Batavo name as a separate brand. Since the acquisition, Perdigão has invested more than R$ 43 million in the Carambeí complex (excluding the acquisition value). This amount was used to increased installed capacity and to expand the agricultural business.

Since 2000, about 1,700 new jobs were created. The Company launched more than 30 new Batavo brand lines on the frozen food market in the form of hamburgers, steaks, breaded products, cheese bread, appetizers and vegetables. Today, this brand offers the consumer a mix of more than 100 products.

Every year, Perdigão purchases about 640,000 tons of corn and 123,000 tons of soybeans from producers in the state of Paraná to meet demand for animal feed for the Company’s poultry and hog stock. Consequently, Perdigão has set up strategic grain purchasing points in the State for comprehensively managing the movement of this raw material.

Through the intermediary of the Carambeí unit, Perdigão develops and supports various social and environmental protection programs. Among these, is the Citizen of the Future Project, the purpose of which is to encourage the habit of reading among fourth and six grade students at various local schools through the free distribution of newspapers.

The Company’s most recent initiative is the Pingo d´Água program in partnership with the Tibagi River Consortium (Copati) and supported by the city government. This initiative seeks to raise the environmental awareness among all fourth grade primary school students in Carambeí’s city public school network. Didactic material and training is provided to the teachers under the program.

RELEASE 08.23.2004 - PERDIGÃO INVESTS R$ 33 MILLION IN INFRASTRUCTURE AND LOGISTICS IN SANTA CATARINA

The State continues to be the Company’s main production base

Perdigão is to invest R$ 33 million in the state of Santa Catarina over the next few months. The investments will be made in logistics and infrastructure to further streamline food distribution and increase production line capacity at several industrial units, Perdigão’s CEO, Nildemar Secches said today (August 23) at a meeting with state governor, Luiz Henrique da Silveira.

In 70 years of business activity in the State, the Company has become the largest employer in Santa Catarina with more than 12,300 employees as well as the largest industrial complex in the region. The Company currently operates with three thousand integrated outgrowers and 283 transporters.

Last year, the Company’s industrial units in the State sold more than R$ 2.36 billion, 54% of the Company’s total revenues. Over the same period, 230 million head of poultry were slaughtered together with 1.3 million hogs.

In 2003, the Videira, Salto Veloso, Herval D’Oeste, Capinzal and Lages units had a combined output of 536.806,000 tons of poultry- and hog-based food products. Of this total, more than 50% was exported to the Middle East, Far East, Europe, Eurasia, among other markets. In the first half of this year, the Company’s exports from the Santa Catarina plants accounted for more than R$ 626 million, representing a 53% increase compared with the same period in 2003.

INVESTMENTS

The Company will invest approximately R$ 10 million in the Videira agro-industrial complex for increasing both the production capacity of frankfurters at about 30% and bologna sausage at approximately 40% and also doubling the pâté line.

An additional investment of R$ 8 million at the Videira site will be made in the expansion of the Warehousing and Distribution Center (DC), increasing the current capacity of 1,500 to 3,400 tons. This project is scheduled for completion by the end of the year when the DC will centralize the servicing of requirements throughout Santa Catarina. Currently, Perdigão also has a branch in Florianópolis, the operations of which will be transferred to Videira.

When work is concluded, the Videira DC will service all outsourced distributors throughout the State together with direct sales’ customers, as well as supplying other Company DCs, since it will concentrate a large part of the output from the industrial units in the states of Santa Catarina, Rio Grande do Sul and Paraná. Using the model in which DCs are constructed adjacent and interconnected to industrial units, stages in the logistic chain can be eliminated thus resulting in a more efficient service to the domestic market and greater responsiveness to exporters’ requirements.

In parallel to these investments, R$ 5 million is to be spent at the Capinzal industrial unit for improvements in plant infrastructure. The output of special cuts, an item with greater value-added, is being expanded, generating 150 new jobs with immediate effect. Finally, the Company is making additional investments in a 10% increase in capacity for the production of smoked sausages at the Herval D’Oeste plant.

SERVICES CENTER

Itajaí is becoming a new base for Perdigão in the State. Approximately 80% of the Company’s exports to more than 40 countries are shipped from the port of Itajaí. Last year, the Company set up a structure in the city to ensure service agility, reduce costs and increase data security, with 80 employees being transferred there from the documentation and logistics departments.

Perdigão is now to invest R$ 10 million in the installation of a Shared Services Center (CSP), where some administrative activities from the Human Resources, Controllers, Finance and Support and Sales areas will be centralized. Currently, the services are dispersed among the corporate sectors in Videira and São Paulo, and the five regional divisions in the states of Santa Catarina, Rio Grande do Sul, Paraná and Goiás. Part of the Supply and IT areas will also be incorporated at the CSP, although continuing to exist in their current structures.

The center is one of the most modern management instruments and will allow the Company to achieve gains in both competitiveness and operating speed.

RELEASE 08.19.2004 -  RELEVANT FACT

PERDIGÃO S.A.
CNPJ nº 01.838.723/0001-27
A Publicly Listed Company

In compliance with Instruction 358 of CVM (Brazilian Securities and Exchange Commission) of January 3 2002, and according to its disclosure policy, Perdigão announces that it has signed a protocol of intentions with the state government of Goiás and the city government of Mineiros for the installation of a poultry slaughtering and processing (turkey and chester®) agro-industrial complex in the Municipality of Mineiros, state of Goiás.

The purpose of the new unit is to increase production in the light of good prospects for the international market and the recovery in the domestic market. This new initiative does not imply the closure of existing units currently in operation.

Basic project data:

•                  Investments – R$ 240 million

•                  Fixed - R$ 165 million, between 2005 – 2007;

•                  Working Capital – R$ 75 million.

•                  The integrated outgrowers are to invest R$ 270 million in the construction of 200 production modules;

•                  Full Capacity – 2008

•                  140,000 head of poultry/day (turkey/chester®);

•                  Processing – 81,000 tons/year;

•                  Additional Sales – R$ 550 million once the project is fully implemented;

•                  Generation of Employment: 2,000 direct and 6,000 indirect jobs;

For more information and full details of the press release, please access www.perdigão.com.br/ri/eng.

RELEASE 08.19.2004 - PERDIGÃO’S NEW AGRO-INDUSTRIAL COMPLEX

COMPANY SIGNS PROTOCOL OF INTENTIONS WITH GOVERNMENT OF GOIÁS AND CITY GOVERNMENT OF MINEIROS

Perdigão is to sign today, August 19, a protocol of intentions with the state government of Goiás and the city government of Mineiros for the installation of an agro-industrial complex for turkey and chester® slaughtering and processing. The unit will comprise two slaughterhouses, a hatchery, an animal feed plant and a Distribution Center (CD).

The complex is scheduled to begin operations in the second half of 2006 and is expected to reach full capacity by the second half of 2008.

The initial amount of Perdigão’s investment in the project is estimated at R$ 240 million, including investments in fixed assets and working capital. Work will be partially financed with resources provided under the government of Goiás’ Special Credit Program. In addition, the integrated outgrowers will invest a further R$ 270 million in the construction of 200 production modules financed through the Mid West Constitutional Fund (Fundo Constitucional do Centro-Oeste - FCO) and administered by the Banco do Brasil. All integrated outgrowers must have received environmental agency certification for the installation and operation of their production modules before work is allowed to begin and poultry accommodated.

The Mineiros city government is to provide land for the installation of the industrial unit and is responsible for the necessary infrastructure for its operation. Perdigão is to set up a joint venture for the construction of a soybean crushing plant to supply the new complex.

The protocol signing ceremony will take place in the Pedro Ludovico Palace in the presence of state governor Marconi Perillo, Mineiros city mayor, Laci Machado de Rezende and Perdigão’s CEO, Nildemar Secches. According to Nildemar Secches, with the construction of the Mineiros unit, the Company aims to increase its production capacity in the light of the favorable outlook for exports and the unquestionable recovery in the domestic market. Consequently, the new project does not imply the closure of existing units currently in operation.

“The Carambeí complex (state of Paraná), which is to continue its turkey processing activities, is to receive further investments during the year for improving its production lines. The Capinzal (state of Santa Catarina) unit will increasingly specialize in the processing of higher value added poultry meat-based products for the international market”, Secches added.

AN ADVANTAGEOUS LOCATION

Various factors have contributed to the choice of Mineiros as the site for the new unit. Among these, particularly important are the ready supply of grains and labor, an extremely favorable climate and sanitary safety aspects.

Mineiros is located in the southeast of the State, 430 kilometers from Goiânia. The municipality has an area of 8,896 square kilometers with a population of approximately 45,000 inhabitants. The average local income is R$ 810.25. The city is linked to two federal and two state highways. The agro-industrial complex is to be built in an area of 100 hectares, adjacent to the GO 359 highway, which runs from Mineiros to the Emas National Park.

MORE JOBS FOR THE MID WEST

Already the largest employer in the Brazilian Mid West, Perdigão will generate approximately two thousand direct and six thousand indirect jobs. The new unit will have a processing capacity of 81,000 tons/year, equivalent to an increase in company sales of about R$ 550 million. The complex is expected to demand 210,000 tons/year of corn and 120,000 tons/year of soybean meal and create a better market for regional grain production – the principal basis of the local economy.

Perdigão is to reforest approximately three thousand hectares to serve as raw material for energy output. The project is being developed using the most modern environmental management criteria.

In accordance with the protocol, the Mineiros city government will be responsible for maintaining access roads to the production modules. Conversely, the Company is examining projects for strengthening the municipality’s social structure, similar to that implemented at the Rio Verde complex.

Perdigão will use a system of multiplying agents for training its labor force and for skills upgrading of those responsible for the new production modules. The Company’s efforts in this direction also have the support of qualification courses offered by the Rio Verde poultry farm school. A decision has already been taken to construct 200 new homes in Mineiros, as part of the Housing Program (Prohab). This will avoid local housing prices being inflated by the prospect of increased migration attracted by new opportunities for work. The Company will also be implementing a Perdigão

Recreational Sporting Club (Sociedade Esportiva e Recreativa Perdigão - SERP) to provide employee leisure facilities. The Mineiros city government will cede land for both building the new homes and for the installation of the SERP.

RELEASE 08.17.2004 - INVESTMENTS IN RIO GRANDE DO SUL

PERDIGÃO IS TO INVEST R$31 MILLION IN THE STATE OF RIO GRANDE DO SUL

Investments will increase production

Perdigão is to invest approximately R$ 14 million in the construction of a Distribution Center (DC), to be located at the Marau poultry industrialization unit. The new investment is of a strategic nature permitting the centralization of the entire distribution operation in the state of Rio Grande do Sul at a single DC, while also providing support for demand from other states in Brazil. The new DC will enable cargoes to be consolidated from the output of the Marau and Serafina Corrêa units in addition to the preparation of containers for export as well as allowing production to be set aside for direct sales.

The region is currently served from a DC in Canoas, by third party warehouses, and also directly from the plant, together with a cross docking point (merchandise is transferred from large trucks to smaller ones thus increasing delivery efficiency). Once the new Marau DC plant is operational, the Company will close the Canoas distribution center and increase the number of cross-docking points.

The new center will be equipped with the most advanced technology, significantly reducing time taken for loading, unloading, separation of orders and delivery. Particularly important in this new investment is the introduction of dynamic drive in, pushing back and pallet systems, which facilitate and provide greater safety in cargo handling.

THE QUEST FOR GAINS IN SCALE

From November, Perdigão is to take a further initiative at Marau by centralizing its output of salamis, smoked hams and Italian type hams at the plant. Two factors have been critical to this decision: the location of the unit — in close proximity to the source of raw materials — and the availability of a specialized labor force. Additionally, the State has a strategic importance for the Company.

The purpose behind the centralization of cured products is to transform the Marau plant into an industrial unit specialized in the processing of these items thus increasing gains in scale. As a component part of this initiative, the Company has begun the expansion of its hog unit with a constructed area of 3,300 m2 at an investment of R$ 3 million in equipment and buildings.

The hog unit at the Marau complex already has the full infrastructure for heating, cooling, energy generation, treatment of water and effluent at current as well as future levels of demand without the need for further investments, thus making Perdigão’s decision financially feasible.

With the installation of the new structure, the Company will have the potential to increase its output of salamis, smoked hams and Italian type hams by 1,700 tons. Initially, the new investment will generate 50 new jobs.

The Company is also to make a further significant investment in the region in a new hatchery at Marau with a capacity for one million eggs per week. As a result, one of the existing hatcheries – built 23 years ago and producing only 600,000 eggs/week – will be closed. The investment will amount to R$ 6.6 million - again generating additional employment.

Perdigão is investing a further R$ 7.6 million in several units which it operates in the State for improving and consolidating its environmental management, and principally in projects for upgrading and enhancing the productivity of plants to be reflected in increased output of bologna sausage and frankfurters.

RELEASE 08.05.2004 - SECOND QUARTER 2004 PROFITS INCREASE 354%

This historic result was made possible by exports, which represented 59.4% of net sales.

Perdigão has reported net income for the second quarter 2004 of R$90.7 million, a 354% increase over second quarter 2003 and the highest quarterly result in the history of the Company, driven by exports, which expanded 69.4% between April and June 2004 compared with second quarter 2003

According to Chief Financial Officer Wang Wei Chang, exports accounted for 59.4% of net sales, or R$1.2 billion for the quarter, which he attributes to Perdigão’s international expansion project, as well as the sanitary problems affecting other producer countries, all of which helped consolidate Brazil’s position as a producer and world supplier of chicken and chicken products.  “The Company has strengthened its international presence by establishing bases in several countries, improving its portfolio of products and penetrating new markets and clients”, he adds.  EBITDA for the quarter grew 211.8% compared with 2Q03 reaching R$178.7 million, thanks to outstanding sales performance and lower costs and expenses.  “The 14.6% EBITDA margin was the second largest ever in a second quarter since 1995”, explains Chang.

Perdigão sold 149.4 thousand tons of food products on external markets in second quarter 2004, a 19.9% increment over the second quarter of 2003.  Frozen and chilled product sales volume on the domestic market also advanced 12.2% to 123.8 thousand tons.

SECOND QUARTER HIGHLIGHTS

R$ million

	2nd Quarter 04	2nd Quarter 03	% Change
Gross Sales	1,377.6	994.1	38.6
Domestic Market	653.0	566.3	15.3
Exports	724.5	427.8	69.4
Net Sales	1,219.7	875.1	39.4
Gross Profit	354.9	212.0	67.4
EBIT	153.5	33.5	358.8
Net Income	90.7	20.0	354.2
EBITDA	178.7	57.3	211.8

A RECORD FIRST HALF

Net income for the first half 2004 was also a record at R$171 million, 1,189% above first half 2003. Net sales grew 33.6% to R$2.3 billion and exports accounted for 56.5% of net sales revenue. Export sales volume expanded by 24.7%.

EBITDA for the first six months of the year grew 250% over first half 2003 reaching R$325 million.

Chang reaffirms forecasts of an approximately 15% increase in the volume of meat products exported this year.  “Volumes and prices, however, could level off in the second half of the year, as demand stabilizes” predicts Chang. As to the domestic market, the Company forecasts a second semester recovery of the Brazilian economy, generating sustainable improvements in employment and incomes, with positive implications for food consumption.

FIRST HALF 2004 HIGHLIGHTS

R$ million

	Year to date/04	Year to date/ 03	% Change
Gross Sales	2,611.8	1,973.8	32.3
Domestic Market	1,306.9	1,165.5	12.1
Exports	1,304.9	808.3	61.4
Net Sales	2,305.1	1,725.0	33.6
Gross Profit	660.8	399.7	65.3
EBIT	274.9	46.0	497.8
Net Income	171.1	13.3	1,188.7
EBITDA	325.0	92.8	250.3

EXPORT MARKET

In terms of revenues, the major growth occurred in the Far East (140%), Middle East (75%), Africa (36%), Europe (11%), as well as Eurasia.

Meat product exports sales increased 61.4% and export volume 24.6% in the first six months of the year, driven by outstanding first quarter performance.

Average prices rose by approximately 42% in both Dollar and Real terms during the first quarter, reflecting strong demand for Brazilian meat products. For the first semester average prices were 39% higher in Dollar terms and 30% in Real terms, while average costs were 8.7% higher for the quarter and 5.3% higher for the six months.

DOMESTIC MARKET

During the second quarter of the year, meat product sales volume            increased by 11.8% and elaborated/processed products by 13.6%.  Other processed products, including pastas, pizzas etc., grew 21.4% by volume and 22.2% by revenues.  The increase in sales of higher value-added products reflects a seasonal increase in hot cooked products as the weather turns colder at this time of the year.

Domestic market sales for the first six months totaled R$1.3 billion, 12% higher than in the first six months of 2003, the result of a 10% increase in elaborated/processed meat product sales volume and by an improvement in average prices compared with the prior year.  In order to protect its margins in this market, Perdigão took specific measures in Brazil’s major capital cities to improve penetration of higher value added products and increase sales to the institutional and small store markets.

INVESTMENTS

Capital expenditures year to date have totaled R$33.2 million, equivalent to 36.9% of the total amount approved for the year. These amounts were invested in expanding the production lines and on new projects for increasing meat products capacity by approximately 10%.

The Company’s Strategic Planning area is currently analyzing the feasibility of increasing production, either at existing plants or even through construction of new plant, in order to supply the increasing demand as well as the recovery in domestic markets.  The Company’s business sustainability strategy has enabled it to achieve an average 13.5% annual growth in meat product sales volume over the past ten years.

SOCIAL REPORT

In the first half of the year, Perdigão created 1,700 new job opportunities and brought its employee total to 29,667 by quarter-end. The new hires were allocated to the Company’s manufacturing facilities for expanding the export product lines and to support activities at the Rio Verde/GO Agroindustrial Complex.

R$33.5 million was invested in employee benefits and social programs during the first half of the 2004, 30.5% more than in the first half of 2003, while environmental investments were 77.8% higher at R$3.6 million.

RELEASE 05.12.2004 - EXPORT DRIVEN, PERDIGÃO ENDS THE QUARTER WITH RECORD RESULTS

The higher value-added product mix sold to the domestic market and strict control of costs and expenses have also contributed to the company’s excellent performance

Perdigão ended the first quarter 2004 with a net income of R$ 80.3 million, generating an EBITDA of R$ 146.3 million. Export revenues were up by 52.5% while net sales posted an increase of 27.7%, and exceeding the R$ 1 billion mark. Sales volume of meats rose 16.2% and higher value-added products, 7.2% compared with the same period in 2003

The quarter’s excellent results can be attributed to various factors according to the company’s CFO, Wang Wei Chang. Among these was the strong international demand created by animal health problems, which hit major world producers, consequently driving up prices and volumes. Exports accounted for 53.5% of net sales while exports of meats were 30.4% higher than the first quarter in 2003.

Growth in the sales of higher value-added products boosted company revenue by 15.3%, another key element in company performance according to Chang. At the same time, the company’s decision to maintain its strategy of prioritizing domestic market returns from its product mix through price and cost control, also contributed favorably to the results. Sales to this market were 9% up on the same quarter in 2003.

In the first quarter 2004, Perdigão posted gross profits of R$ 305.9 million, 63% more than in the same period last year. EBITDA increased 312.3%, driven by the gross margin and a 360 basis point drop in operating expenses.

Operating income jumped 869% in the period to reach R$ 121.4 million, thanks to a growth in sales and volumes, improved product mix and reduction in some raw material costs and selling expenses. Net consolidated accounting debt amounted to R$ 561.8 million in March, 42.8% lower than in March 2003.

In the first three months of this year, capital expenditures were R$ 13.8 million, 9% less than the same period last year due to company’s projects being already adjusted to current requirements.

HIGHLIGHTS

R$ millions

	1Q 2004	1Q 2003	% CHANGE
Gross Sales	1,234.2	979.7	26.0
Domestic Market	653.9	599.2	9.1
Exports	580.3	380.6	52.5
Net Sales	1.085.4	849.9	27.7
Gross Profit	305.9	187.7	63.0
EBIT	121.4	12.5	868.9
Net Income	80.3	(6.7)	1,297.9
EBITDA	146.3	35.5	312.3

EXPORTS

In the first three months of the year, Perdigão exported 135,900 tons of meats, 30.4% more than for the same period in 2003. Exports accounted for 53.5% of net sales. The company has improved its penetration in the international market through the establishment of a local presence in various countries, upgrading its portfolio of products and in addition, breaking into new markets and broadening the customer base.

However, the first quarter’s exports were particularly favored by the avian influenza outbreak leading several major importing countries to introduce total or partial bans on imports from infected regions. In the light of these events, demand for Brazilian chicken rose sharply, also driving up volumes and prices, particularly in the Japanese market.

In the period, demand was notably strong in the Far East market, which reported a growth of 142% in sales and 72% in volume, and the Middle East where sales increased by 59% and 71% in volume terms. Meanwhile, sales to European markets increased by 29% with volumes 18% higher, in spite of countries in this region imposing no ban on processed products from Thailand.

The Eurasian region posted a decline in sales (4.7%) and in volumes (37%), due to Russian import quotas. In other markets, the highlight was the African market where demand for Brazilian products is gradually increasing.

DOMESTIC MARKET

Domestic market sales amounted to R$ 653.9 million in the first quarter, 9% more than reported in the first quarter 2003. The result reflects increased volume of elaborated/processed meat sales and the improvement in average prices in relation to the previous period.

The company has also focused on enhancing its returns through increased sales to the institutional market and the retail sector. Compared to the same period 2003, prices were 9.9% higher due to improvements in the product mix and the pass-through of inflation to prices in the first three months of the year.

Perdigão’s share in the industrialized meats market in the bimonthly period January to February 2004 was 24.5% according to Nielsen survey data. The company’s market share in the frozen segment for the February - March period was 34.7%.

STOCK MARKET

In the capital markets, Perdigão’s shares outperformed the Bovespa, Brazilian Corporate Governance and Dow Jones indexes, all of which remained flat in the first quarter as compared with closing prices on December 31 2003. The Company’s shares posted an appreciation of 24.3% compared with December and 187% in relation to March 31 2003. Trading volume was up 180% over the same period of last year.

Perdigão’s ADRs also recorded a significant performance, growing by 22.5% over December 31 2003, 243% relative to the first quarter in 2003. Trading volume was 271% higher.

SOCIAL BALANCE

At the end of March, the Company employed a total of 28,962, corresponding to an increase of 15% compared with 2003. In the first quarter this year, the Company created a thousand new jobs to satisfy export demand and operations at the Rio Verde Agroindustrial Complex (GO).

In the first quarter 2004, the Company invested R$ 16.2 million in employee benefits and social programs, an amount 29.6% higher than the investments in the first quarter 2003. Investments in environmental activities were R$ 1.7 million, an increase of 48.9%.

RELEASE 05.05.2004 - PERDIGÃO IS THE LARGEST EMPLOYER IN THE MID-WEST

Perdigão, one of the largest employers in Brazil with a work force of 28,900, is also the largest employer in the Mid-West. The Company currently employs five thousand workers at its Rio Verde Agroindustrial Complex (GO), a number that already exceeds the company’s initial estimates by 43%. The plant has created a further 14,000 indirect jobs to the present time.

The Complex is now embarking on a new expansion phase. With the support of the state Government of Goiás’ Special Credit for Investment Program, the company is to invest R$ 80 million between 2004 and 2006 for increasing its poultry and hog slaughtering capacity and the production of processed products. More than R$ 60 million will also be invested by the company’s integrated outgrowers in agricultural activities during the period. With this fresh investment, the company is expected to create a further 700 direct jobs in addition to approximately two thousand indirect positions.

The Complex has an annual output of 250,000 tons of products, which supply various regions in Brazil as well as being exported to about 20 countries. Perdigão’s arrival in Rio Verde changed the whole future of the region and was instrumental in forming the best agricultural cluster model anywhere in the country. The project has attracted a chain of integrated outgrowers to the city as well as dozens of industries which operate in segments which are complementary to the company’s activities.

Perdigão has already invested more than R$ 412 million in this agroindustrial center, the largest in Latin America – with the financial support from the BNDES, Banco do Brasil, Development Program incentives and the government of the state of Goiás. Meanwhile, the rural producers and integrated transporters have invested a further R$ 200 million in agricultural and transportation infrastructure with the support of the Constitutional Fund for the Mid-West. Forecasted sales revenue is estimated at about R$ 1 billion annually generating about R$ 150 million/year in state and federal taxes. The plant has a total area of 2 million m2, of which 1.672 million m2 are occupied by 247 integrated outgrowers.

The complex has two slaughterhouses, an animal feed plant, hatchery and a food-processing unit, a pasta making plant and an important distribution center. The industrial project was designed by the German company Falkenstein-Archittekten + Ingenieure and was structured based on the most advance technology. Work was begun in 1997 and the Complex was brought into full operation in 2003.

PROFESSIONAL FORMATION AND BENEFITS

Professional formation has been one of the company’s key concerns, and this has resulted in the creation of a new culture in the region through the medium of courses and training either of an in-house nature or in partnership with educational institutions. Today local productivity levels are the same or more than those prevailing in the South of Brazil.

The first step taken by Perdigão in the formation of its work force was to develop a team of multiplying agents. These are employees hired in the region and trained in the industrial units in the South in order to learn their functions on the job. The first phase of the project’s implementation involved an investment of R$1.5 million with 487,000 hours of training.

In the current month of May, a poultry farm school begins operations, offering qualification courses for employees and integrated outgrowers, in addition to professionals from the local community, students from the local university and the Rio Verde agricultural college. The project, inspired by Perdigão, was developed in partnership with the Rio Verde Advanced Teaching Foundation with the support of Finep – Financiadora de Estudos e Projetos part of the Science and Technology Ministry.

Through the Perdigão Housing Program (PROHAB), the company has already invested R$ 5.2 million, to the benefit of 174 families of employees. The company has also built the Sociedade Esportiva e Recreativa (SERP), a recreational and sporting facility with more than 100 m2, for fostering employee integration.

SOCIAL AND ENVIRONMENTAL PROJECTS

In the process of installing the Rio Verde Complex, the company identified a major lack of social infrastructure. The partnership with the BNDES has enabled the company to introduce a far-reaching social program with activities on several fronts. One of these is the Atende project, a system of nine integrated health and security posts, located at strategic points around the city. These handle about 900 medical and dental consultations daily, while at the same time, helping to reduce crime rates. Perdigão was also responsible for building an Auxiliary Fire Service Unit as well as donating a rescue vehicle.

Among the company’s principal initiatives for preserving the Environment, are an effluent treatment unit and the planting of 3.7 million eucalyptus seedlings over an area of 1,804 hectares. Another measure, which the company has encouraged, is the use of solid waste for fertilization and soil improvement for agricultural purposes. The use of modern technology avoids contamination of the water table and the resulting material allows producers to substitute chemical for organic fertilizers.

RELEASE 04.02.2004 - PERDIGÃO INVESTS R$ 170 MILLION IN THE EXPANSION OF THE RIO VERDE AGROINDUSTRIAL COMPLEX

Target is to increase poultry and hog slaughtering capacity and enlarge production lines.

Perdigão (NYSE: PDA; and BOVESPA: PRGA3 and PRGA4), announces that it starts this month the expansion process of the Rio Verde Agroindustrial Complex (state of Goiás) aiming to increase the poultry and hog slaughtering capacity and the production of processed products. Capital expenditure estimated for implementing the project is R$ 170 million, to be invested from 2004 to 2006, including working capital. As a result, the Company will generate, approximately, 700 direct and 2,000 indirect jobs.

The announcement was made this week by occasion of Perdigão CEO Mr. Nildemar Secches´ visit to Mr. Marconi Perillo, Governor of the State of Goiás. According to Mr. Secches, by next December, poultry slaughtering will increase from 280 thousand heads/day to 330 thousand heads/day, while hog slaughtering will go from 3,500 heads/day to 4,000 heads/day. At that time, the expansion of the agroindustrial integration system will be proportional to the slaughtering capacity increase – 18% for poultry and 15% for hog.

The CEO highlighted that the impact of such expansion project on the industrialized products area will be gradual. The expansion and installation of new production lines involving sausages, frankfurters, hams and breaded products are scheduled to be implemented in the near future.

The Perdigão Agroindustrial Complex located in Rio Verde, the largest in Latin America, currently employs approximately 5,000 employees, producing, annually, 250,000 tons in products. Financially supported by BNDES, the Brazilian Development Bank, and Banco do Brasil, the Company has already invested R$ 412 million in this unit, which is expected to generate R$ 1 billion in annual revenues.

SHAREHOLDERS’ COMPOSITION

1) Shareholders’ composition on 04.29.05

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,657	79.67	9,666,485	33.13	21,993,142	49.25
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,969	10.14	17,553,021	60.15	19,121,990	42.83
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,400	20.28	19,378,347	66.41	22,515,747	50.42

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

2) Shareholders’ composition on 04.06.04

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79.67	9,695,085	33,23	22,021,746	49.32
Management:
Board of Directors (*)	1,568,431	10.14	1,807,312	6.19	3,375,743	7.56
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	17,542,421	60.12	19,111,386	42.80
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,349,747	66.31	22,487,143	50.36

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

3) Shareholders’ composition with more than 5% of voting capital on 04.29.05:

	Common shares	%	Preferred shares	%
Previ – Caixa Prev. Func. Bco. Brasil	2,865,315	18.52	3,972,428	13.62
Fun. Telebrás Seg. Social – Sistel	2,766,914	17.88	134,689	0.46
Petros – Fund. Petrobrás Seg. Soc.	2,255,561	14.58	3,212,161	11.01
Fapes (Fund. Assist. Prev. Social)-BNDES	2,040,984	13.19	651,361	2.23
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de APAS	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	—	—
Valia – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ-Banerj	514,805	3.33	151,060	0.52
Sub-total	15,049,930	97.27	11,434,657	39.19
Others	422,027	2,73	17,745,770	60.81
Total	15,471,957	100.00	29,180,427	100.00

(*) Shareholders that are not part to a Shareholders’ Agreement.

4) Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A.(a)	279,215	96.95	31,791	9.63
Others	8,785	3,05	298,164	90.37
Total	288,000	100.00	329,955	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%	Preferred shares	%
Tânia Marisa da Silva	6,107	6.58	—	—
Décio da Silva	6,107	6.58	—	—
Solange da Silva Janssen	6,107	6.58	—	—
Katia da Silva Bartsch	6,107	6.58	—	—
Marcia da Silva Petry	6,107	6.58	—	—
Miriam Voigt Schwartz	10,177	10.96	—	—
Valsi Voigt	10,177	10.96	—	—
Cladis Voigt Trejes	10,177	10.96	—	—
Diether Werninghaus	7,684	8.28	—	—
Martin Werninghaus	7,684	8.28	—	—
Heide Behnke	7,684	8.28	—	—
Others	8,728	9.38	—	—
	92,846	100.00	—	—

Bradesco Vida e Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A. (b)	145,773	100.00	—	—
Total	145,773	100.00	—	—

Bradesco Seguros S.A. (b)

	Common shares	%	Preferred shares	%
Banco Bradesco S.A. (c)	625,330	99.44	—	—
Others	3,541	0.56	—	—
Total	628,871	100.00	—	—

Banco Bradesco S.A. (c)

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. Comercial de Participações (d)	118,517,427	47.96	529,371	0.22
Fundação Bradesco	33,981,581	13.75	11,076,169	4.53
Banco Bilbao Vizcaya Argentaria S.A.*	12,366,285	5.00	12,248,536	5.00
Banco Espírito Santo S.A.	16,377,413	6.63	278,321	0.11
Others	65,900,480	26.66	220,657,542	90.14
Total	247,143,186	100.00	244,789,939	100.00

* Domicilied abroad

Cidade de Deus Cia. Comercial de Participações (d)

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A. (e)	2,333,056,605	44.43	—	—
Fundação Bradesco	1,724,997,712	32.85	—	—
Lia Maria Aguiar	417,744,408	7.96	—	—
Lina Maria Aguiar	442,193,236	8.42	—	—
Others	332,631,968	6.34	—	—
Total	5,250,623,929	100.00	—	—

Nova Cidade de Deus Participações S.A. (e)

	Common shares	%	Preferred shares	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35
Elo Participações S.A. (f)	105,932,096	53.70	—	—
Caixa Beneficente dos Func. do Bradesco	—	—	3,511,005	1.65
Total	197,272,502	100.00	212,548,119	100.00

Elo Participações S.A. (f)

	Common shares	%	Preferred shares	%
Lázaro de Mello Brandão	6,769,981	5.62	—	—
Others	113,556,200	94.38	63,696,077	100.00
	120,326,181	100.00	63,696,077	100.00

5) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 04.29.05:

	Common shares	%	Preferred shares	%
a) Controlling shareholders	12,326,661	79.67	9,666,485	33.13
b) Executive officers and Fiscal Council (*)	1,568,431	10.14	1,825,326	6.26

b.1) Executive Officers and Fiscal Council

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	162	0.00	39,140	0.13
Board of Directors – Indirect participation (*)	1,568,269	10.14	1,786,172	6.12
Executive Officers	—	—	2	0.00
Fiscal Council	—	—	12	0.00

(*) Indirect participations of board members through Weg S.A. and Eggon João da Silva Adm. Ltd.– 10.14% of the common shares and 6.12% of the preferred shares.

Free Float shares

On 04.29.05 there were 22,515,747 free float shares, 50.42% of total issued, an amount of 3,137,400 common shares and 19,378,347 preferred shares, representing 20.28% and 66.41%, respectively.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

14.05 - INVESTMENT PROJECTS

1 – AGROINDUSTRIAL COMPLEX OF MINEIROS – GOIÁS

Investments – R$240 million

•                  Fixed – R$165 million, between 2005-2007;

•                  Working Capital – R$75 million.

Full Capacity – 2008

•                  140 thousand poultry/daily (turkey/Chester®);

•                  Processing – 81 thousand tons/year.

Additional Sales – R$550 million once the project is fully implemented.

Generation of Employment: 2,000 direct and 6,000 indirect jobs.

2 – EXPANSION OF THE RIO VERDE (GO) AGROINDUSTRIAL COMPLEX AND OTHER PROJECTS

Perdigão announced in 04.02.2004 the expansion process of the Rio Verde Agroindustrial Complex (GO) in the amount of R$170 million to be invested from 2004 to 2006. This amount includes investments in fixed assets and working capital as well as investments in the outgrowers.

With this expansion, poultry slaughtering will increase from 280 thousand heads/day to 330 thousand heads/day, while hog slaughtering will go from 3,500 heads/day to 4,000 heads/day.

Besides that, the Company announced other investments, which seek to optimize production lines, logistics projects and the implementation of the shared services center in Itajaí-SC. (See Releases: item 14.03).

Resources: The Company presented to BNDES (Social Development Bank) the Agroindustrial Complex of Mineiros-GO project to obtain financing, which should cover 60% of the need capital. The rest will be provided by Company’s own resources.

3- INVESTMENTS ( R$ million)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005 *	TOTAL
Optimization Project	55	124	58	35	—	—	—	—	—	—	—	272
New Projects	—	—	18	59	60	33	61	75	66	98	210	680
Agroind. Complex	—	—	5	39	130	154	42	26	3	12	—	411
Frigorífico Batávia	—	—	—	—	—	29	28	—	—	—	—	57
Araguaia Project	—	—	—	—	—	—	—	—	—	—	40	40
TOTAL	55	124	81	133	190	216	131	101	69	110	250	1,460

* Estimated

4 – CAPACITY

Capacity	1994	2004	% Ch. 2004/94	2005*	% Ch. 2005/04
Poultry slaughter (thousand heads/week)	2,715	9,550	251.7	10,020	5.0
Hog slaughter (thousand heads/week)	22	68	209.1	70	3.0
Poultry meats (thousand tons/year)	162	650	301.2	710	9.2
Pork meats (thousand tons/year)	159	465	192.5	510	9.7
Total meats (thousand tons/year)	321	1,115	247.4	1,220	9.4
Other processed products (thousand tons/year)	—	20		23	15.0
Total frozen and chilled products (thousand tons/year)	—	1,135		1,243	9.5

* Estimated

15.01 – ENVIRONMENTAL ISSUES

Perdigão continues its actions in the field of preserving the environment. Not only does the Company comply with all the environmental precautions required in the way it conducts its industrial operations, it also takes part in initiatives for conserving the natural habitat and running a waste recycling system in conjunction with the integrated outgrowers. Using this system, about 1.4 million cubic meters of liquid hog manure and 95,000 tons of chicken bedding are transformed into organic fertilizer, enough to fertilize 60,000 hectares annually, or 10% of the cultivated area of the Rio Verde-GO region. Among the principal initiatives, of particular importance are:

•                                          Maintenance of the joint research program with the Rio Verde Advanced Teaching Faculty and Embrapa Milho e Sorgo for monitoring the consequences on the environment of the use of waste;

•                                          Integrating the Hydrographic Basin Committees and non-governmental organizations which promote actions in the environmental area;

•                                          Continued research into solutions for problems detected in green areas in conjunction with universities and institutions;

•                                          Investments in environmental projects for adolescents and children in the state of Santa Catarina and along the coastal strip of the state of São Paulo;

•                                          Events held at the Company’s facilities for disseminating important information on the environment, including musical presentations, dances, stage plays, exhibitions of artistic wall panels, sculptures, movie shows, group dynamics on measures for saving water, selective garbage collection and the dissemination on the use of organic garbage for the production of humus. Employees were also given tree seedlings. During two events in May and June, the Company organized ecological hikes for public school students and employees during the course of which, they could learn about effluent treatment at the Serafina Corrêa industrial unit;

•                                          Maintenance of the Vida Verde Ecological Reserve by Perdigão and the Marau (RS) city government since 1999. This same partnership is responsible for running a program of visits along the ecological trail in the reserve. The hike is for children from the school community, who put on theatrical presentations involving environmental themes inspired by walks along the Reserve trail. Visits are concluded with snacks provided by the Company. On average, 600 children visit the Vida Verde Reserve every year;

•                                          Expansion of the project at Perdigão’s Rio Verde industrial unit, which already uses wood from the Company’s own forests for generating steam for heating machines and equipment. Currently, 99.5% of steam and 100% of grain drying at the industrial units uses this same energy source. In accordance with the environmental legislation, Perdigão does not extract wood from native forest areas;

•                                          Support for the Pingo D’Água Program, set up by the Tibagi River consortium and Carambei city government in the state of Paraná. The purpose is to raise the awareness of municipal network fourth grade primary school students on the importance of saving water and preserving the rivers. Perdigão sponsored the production of program material – a book for each student, a notebook (for making notes during field work) and the teacher’s manual –while the Consortium dealt with the content and teacher training. Every week a special theme is introduced, such as cleaning up the river banks, water pollution and tree planting. The objective is to eventually extend the idea to other schools in the region.

SGI

The Marau (RS) unit was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool which seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to the certification of all three areas (ISO 9001, ISO 14001 and OHSAS 18001, respectively). The Salto Veloso (SC) and Capinzal (SC) units have ISO9001 Certification and the Capinzal (SC) and Marau (RS) units have EFSIS certification.

16.01 – CLAIMS WITH VALUE HIGHER THAN 5% OF SHAREHOLDERS’EQUITY OR OF NET PROFIT

1- ITEM	2- DESCRIPTION	3- SHAREHOLDERS’ EQUITY (%)	4-NET INCOME (%)	5-PROVISION	6-AMOUNT (THOUSAND R$)
01	Labor	16.22	53.25	YES	157,430
02	Tax	28.86	94.70	YES	279,964
03	Others	12.43	40.80	YES	120,623

17.01 – OPERATIONS WITH RELATED COMPANIES

The Holding maintains the following relations with its subsidiaries:

•                  It grants guarantees for loan contracts, charging up to 1.00% over the amount of the guarantee.

•                  Occasionally it grants loans under the terms of effective law and in market conditions.

•                  Commercial operations are realized between subsidiaries in market terms.

18.01 – BY-LAWS

I - NAME, HEAD OFFICES, TERM AND CORPORATE OBJECT

ARTICLE 1 - PERDIGÃO S.A. is a Company organized by instrument filed at São Paulo Board of Trade (JUCESP) under n.º 35300149947, on May 14, 1997, ruled by these Bylaws and applicable legal provisions.

ARTICLE 2 - The Company shall operate for an indefinite term and has its head office and court of jurisdiction in the city and judicial district of São Paulo, state of São Paulo, at Av. Escola Politécnica, No.760 – 2o floor, Bairro Jaguaré; the Company may establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

ARTICLE 3. – The main corporate objects of the Company, in the national territory and abroad, are the following:

1)              The processing, sale and exploitation of food in general, especially derivatives of animal protein and food products that use the cold chain for support and distribution;

2)              The processing and sale of animal feed and nutritients;

3)              The rendering of food services in general;

4)              The processing, refining and sale of vegetal oils;

5)              The exploitation, preservation and storage of grains, seeds and their by-products;

6)              Reforesting, extraction, industrialization and sale of lumber;

7)              Wholesales and retail sales of consumer and production goods, including the sale of equipment and vehicles for development of its logistic activities;

8)              Exports and imports of consumer and production goods; and

9)              Interest in other companies in order to obtain, to the largest extent possible, the achievement of its corporate objects; and

10)        The participation in projects as required for operation of the Company’s businesses.

Sole Paragraph: The Company may also provide, using its own personnel or hiring third-parties, support to the end-activities listed in article 3 above such as:

a)              Auxiliary administrative, technical or operative support activities directed to the creation of conditions for the best exercise of its main activities;

b)             Transportation of cargo in general;

c)              Warehousing and storage of products and other related services;

d)             Retail promotion and reposition of its products in exhibition and points-of-sale to end consumers;

e)              Receipt and allocation services of the raw-material to be used in production;

f)                Repair, maintenance and conservation of machinery and vehicles;

g)             Promotion of activities, programs, technical assistance and foment directed to development of national agricultural and cattle-raising business;

h)             The production, exploitation and sales of packaging of whatever nature;

i)                 The exploitation and livestock raising in general;

j)                 Research and development of production techniques and improvement of the genetic breeding stock of the Company.

II - CAPITAL STOCK

ARTICLE 4 - The Capital Stock is of R$ 800,000,000.00 (eight hundred million Brazilian Reais), divided into 44,652,384 (forty four million, six hundred fifty two thousand, three hundred eighty four) shares, of which 15,471,957 (fifteen million, four hundred seventy one thousand and nine hundred fifty seven ) are common shares and 29,180,427 (twenty nine million, one hundred eighty thousand, four hundred and twenty seven ) are preferred shares, all in the book-entry form and without nominal value. The Company is authorized to increase its Capital Stock, by resolution of the Board of Directors, independent of amendment to the Bylaws, up to the limit of 60,000,000 (sixty million) shares, of which 20,040,000 (twenty million and forty thousand) are common shares and 39,960.000 (thirty-nine million, nine hundred and sixty thousand) are preferred shares. Unless otherwise deliberated by the Board of Directors, shareholders are not entitled to preemptive rights, in any share issuance or of debentures convertible into shares and subscription bonus, in which placement is made by sale in stock exchanges, public subscription or share exchange in public offer for acquisition of control, as provided by law.

Paragraph 1st. – The shares are indivisible and each common share entitles to one vote in the resolutions taken in the General Meetings.

Paragraph 2nd. - The Board of Directors shall authorize the maintenance of common and/or preferred shares in deposit account at a Finance Institution to be designed.

Paragraph 3rd. - The Company may charge the shareholders for the cost of share ownership transfer, share split or share grouping.

Paragraph 4th. – Upon proposal of the Board of Directors, the General Meeting may authorize the Company to issue and offer for subscription any other classes of shares in addition to those already existing, or increase of existing classes without keeping proportion with the others, setting up the conditions for their placement and benefits thereon.

Paragraph 5th. - Upon proposal of the Board of Directors in accordance with its corresponding plan, the General Meeting may authorize the Company to grant, within the limits of the authorized capital, a purchase option of shares to its officers or employees or to individuals that may render services to the Company or to a controlled company.

Paragraph 6th. – There is no statutory restriction that may obstruct or prevent the free trading of the shares of the Company.

ARTICLE 5th. - Preferred shares are entitled to all rights lawfully assured to the common shares, except the right to vote.

Paragraph 1st - Preferred rights consist of: a) inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76; b) priority in the receipt of a cumulative fixed dividend equivalent to one thousandth of Brazilian real (R$0,001) for each lot of one thousand (1,000) shares, participating in the profits distribution in equal conditions with the common shares, after the later have been assured a dividend equal to the minimum dividend required by law; c) reimbursement of the capital in the event of the Company liquidation, according to the resolution of the General Meeting.

Paragraph 2nd - Preferred shares having priority in the payment of accrued fix dividends, as provided in the foregoing paragraph, are entitled to receive such dividends in the fiscal year in which profit is insufficient, to be charged to the capital reserves account as provided in Paragraph 1st of the Art. 182, of Law 6.404/76.

Paragraph 3rd – By resolution of the General Meeting the Company may issue, at any time, new redeemable shares, considering the market conditions for determining the redeemable value and maturity date.

Paragraph 4th - Upon resolution of the General Meeting, the Company may approve the partial conversion of preferred shares into common shares, at the shareholder’s discretion, respecting the conditions set forth in such General Meeting.

ARTICLE 6th - Upon resolution of the General Meeting, according to the proposal of the Board of Directors, the capital stock of the Company may be increased through the capitalization of profits or reserves, being optional the issuance of new shares corresponding to the increase among its shareholders, at the rate of the numbers of shares owned.

Paragraph 1st - Preferred shares shall participate in equal conditions as the common shares in the capital increases referred to in the head clause hereof.

Paragraph 2nd - The Company may also increase its capital stock through public or private offer and the increase may be made in part or in whole with preferred shares or redeemable preferred shares, provided it does not exceed the maximum limit of two thirds (2/3) of the capital stock.

Paragraph 3rd – If a shareholder is in arrears with paying up its capital shall imply charge of interest of 1% (one per cent ) per month plus a fine of 10% (ten per cent) over the installment, without prejudice to other legal punishment.

III - GENERAL MEETING

ARTICLE 7 - The General Meeting, called and held pursuant to the law and these Bylaws shall ordinarily meet within four months after the end of the fiscal year and extraordinarily if the company interests and issues require shareholders’ resolutions.

Paragraph 1st - The General Meeting shall be conducted by the Chairman of the Board of Directors, or, in case of absence, by the Deputy Chairman, who shall appoint a Secretary for the meeting. In case of absence or temporary impediment of the Chairman or Deputy Chairman of the Board of Directors, the General Meeting shall be presided by their respective deputies, or, in case of absence or impediment of the deputies, by a member of the board especially appointed by the Chairman of the Board of Directors.

Paragraph 2nd. – The General Meeting shall have its powers defined by law and its resolutions, unless otherwise provided by law, shall be taken by absolute majority of votes attending the meeting, without regard to blank votes, through process to be adopted by the members of the meeting.

Paragraph 3rd. - Seven days prior to the General Meeting, the share transfer services may be interrupted.

Paragraph 4th. - The first call notice for the General Meeting will be made at least 15 days in advance;

IV - MANAGEMENT

ARTICLE 8 - The Board of Directors and the Executive Board shall be responsible for the Management of the Company, as provided by law and by these Bylaws.

Paragraph 1st. - The Company Management are exempt from posting bond for the performance of their mandates.

Paragraph 2nd. - It is expressly forbidden and shall be totally null and void the act of any manager, proxy or employee of the Company involving it in liabilities related to business and operations strange to its corporate object, without prejudice to the civil or criminal responsibility, should this be the case, to which the person at fault regarding this provision.

Paragraph 3rd.- The members of the Board of Directors shall not be allowed to accumulate the position of Executive Officer of the Company or in subsidiaries of the Company.

Paragraph 4th. – The members of the Management of the Company shall take office by signing the investiture term in the appropriate book.

Paragraph 5th. –The members of the Management of the Company shall remain in their posts until their respective successors are invested in office.

ARTICLE 9 - The General Meeting shall annually establish the global monthly compensation for the Management, including benefits of any nature and business entertainment expenses, taking into account their responsibilities, and their dedication to the performance of their duties, their skills and professional reputation and the value of their services in the market, and it shall be incumbent upon the Board of Directors, during the board meeting, to establish the set forth the criteria for the compensation payable to each Member of the Board of Directors and each Executive Officer.

V - BOARD OF DIRECTORS

ARTICLE 10 - The Board of Directors shall be composed by 7 (seven) effective members and equal number of alternates, who must be shareholders of the Company, elected by the General Meeting, for a two-year term, in which reelection is permitted.

Paragraph 1st - When the Board of Directors is elected, the Meeting shall appoint among its members, a Chairman and a Deputy-Chairman; the latter shall substitute the Chairman during his absences or impediments, as well as in case of vacancy.

Paragraph 2nd - The Board of Directors shall meet ordinarily when called by the Chairman, at least once a month, and extraordinarily, whenever necessary, and Minutes of the meeting shall be drawn in the proper book.

Paragraph 3rd. – The meetings of the Board of Directors shall be ordinarily called by the Chairman, and shall only be installed with the presence of at least 2/3 of its members.

Paragraph 4th. - Except for the matters provided in the Article 12 of these Bylaws, the resolutions of the Board of Directors shall be taken by majority of the votes of those present, and the Chairman shall be entitled to the casting vote in case of tie, without prejudice to his individual vote.

Paragraph 5th. - – In case of vacancy of the of the full member of the Board of Directors, and of their deputies, the remaining members shall appoint a substitute for the office until the next General Meeting, when a new member of the board shall be elected to complete the mandate. In the event of simultaneous vacancy higher than a third (1/3) of its member, a General Meeting shall be called within 30 days of such event, for the election and taking office of the substitutes whose mandates shall end at the same time as that of the remaining Members of the Board.

ARTICLE 11 - The Board of Directors shall:

1)              Establish the general guidelines of the businesses of the Company;

2)              Elect and remove directors of the Company and determine their duties and compensation, according to the provisions herein;

3)              Follow-up the fulfillment of the duties of the Audit Committee, under the terms of the current legislation; approve its Regulation and review the reports issued by the Audit Committee.

4)              To oversee the work of the Management, examine at any time the books and documents of the Company, request information on the agreements already executed or to be executed and any other acts;

5)              To call the General Meeting as it deems fit and in the cases provided by law;

6)              To give opinion on the Management Report and the financial statements of the Executive Board;

7)              To distribute among the members of the Board of Directors and Executive Board the annual global compensation established by the General Meeting and set forth the criteria for profit sharing of the Management, according to the provisions of these Bylaws;

8)              To authorize the Executive Board to offer guarantees and sureties to subsidiaries and associated companies and, occasionally, to third parties when related to matters involving the operating activities of the Company;

9)              To authorize the Executive Board to make available products and real estate property and moveable property of the Company to subsidiaries and associated companies to be offered as collateral guarantee to the Financial Institutions, when contracting loans;

10)        To give opinion on the installation or suppression of the Company’s premises at any place within national territory or abroad;

11)        To choose and remove Independent Auditors appointed by the Audit Committee;

12)        To propose to the General Meeting the issuance of new shares, above the authorized capital stock limit;

13)        To decide on the acquisition of shares issued by the Company for their cancellation or maintenance as treasury shares and, in the latter case to resolve upon their disposal;

14)        To decide on the issuance of trade notes (commercial paper) and other similar securities;

15)        To decide on the issuance of shares within the limits of the authorized capital, determining the quantity, type and class of the shares, their requirements for paying in and the related subscription prices and premiums as well as how preemptive rights shall be granted to shareholders;

16)        To decide on the preparation of bi-annual or interim balance sheets, as well as to declare bi-annual or interim dividends charged to the account of profits assessed for these balance sheets of for the Retained Earnings Account or of Reserve of Profits existing in the last annual or bi-annual balance sheet, as provided in law and/or distribution of interest attributable to shareholders’ equity as per Law 9.249/95;

17)        To previously approve and establish the acts to be carried out by the Executive Board of the Company when they are also shareholders and/or participants in another companies, and/or partners in another companies, defining the tenor of the vote to be proffered by the Company during the general meetings and/or shareholders’ meetings of those companies in which the Company participates, except when deciding upon operating and non financial matters;

18)        To submit proposal for approval by the Meeting to authorize the Company to grant, within the limits of the authorized capital, purchase option of shares to its officers or employees or to individuals that may render services to the Company or to a controlled company;

19)        To authorize changes in the marketability and issuance of American Depositary Receipts – ADRs;

20)        The Board of Directors, for consulting purposes, may appoint technical or consulting committees, not empowered to approve resolutions, to carry out specific tasks or for general activities of the interest of the Company. The Committees may carry out their duties, in the following areas, among others: (i) strategic and financial, (ii) corporate governance and ethics, (iii) management compensation and executive development and (iv) auditing.

ARTICLE 12 - The approval of the following issues shall depend on the favorable vote of 2/3 (two thirds) of the Board of Directors:

1)              Proposals of amendments to the articles of association, related to the term of the company, corporate object, capital increases or decreases, except when resulting from the capitalization of reserves for price-level restatement of the capital stock, issuance of securities and/or marketable securities, exclusion of the preemptive rights in the subscription of shares and other securities and/or marketable securities, dividends, interests on capital, powers and duties of the General Meeting, chart and duties of the Board of Directors and Executive Board and respective quorum for resolutions;

2)              Spin-off, merges and incorporations to which the Company is a part or of the Company itself, as well as its transformation or any other form of corporate reorganization.

3)              Liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company and financial reorganizations related thereof;

4)              Proposals on the creation, acquisition, assignment, transfer, disposal and/or encumbrance a) share interest and/or any securities in any companies; b) real estate property with market value of 0.002% of the Shareholders equity; and c) permanent assets representing, severally or jointly, amount equal to 2.5% (two point five per cent) or more of the shareholders’ equity of the Company;

5)              To set forth limits as per value, term or type of operation for the contracting of loans, financing or for giving personal or real guarantees;

6)              Approval of expenses and financing operations concerning the activities of soybean, corn and other inputs not expressly anticipated in the general budget, and of hedging of any kind whether involving or not future or options market;

7)              Grant and/or render guarantees, borrowings, loans to any subsidiaries and/or associated of the Company and/or its employees that exceed the limits set in item 4;

8)              Carry out transactions and business of any nature with shareholders, their controlling, controlled and associated companies, or with their managers, employees and relatives the value of which, exceed the limits imposed in item 4;

9)              Approval of the annual and perennial general integrated budgets (budgets of operations, investments and of cash flows) of the company and its subsidiaries and associated, establishment of the investment policy and business strategy. The integrated annual budget will always be approved before or on the last day of the previous fiscal year to which it refers, and should cover the twelve months of the next fiscal year. At any time during the fiscal year, the budget of the Company shall cover a minimum period of six (6) months. The execution and realization of the approved budget shall be monthly revised during the ordinary meetings of the Board of Directors;

10)        The election of the Executive Board, appointing the Chief Executive Officer and his occasional substitute in case of impediment or absence;

11)        Issuance, purchase, amortization and/or redemption of shares, debentures whether convertible or not, founder’s shares, subscription bonus and any other securities;

12)        Setting up of the policy for dividend payments;

13)        Approval of assignment, transfer and/or acquisition of any rights related to marks, patents, production and technology processes.

VI - EXECUTIVE BOARD

ARTICLE 13 - The Executive Board shall comprise up to 08 (eight) officers, elected for a term of 2 (two) years, reelection being permitted; 1(one) Chief Executive Officer and the others Officers with designation and duties to be proposed to the Board of Directors by the Chief Executive Officer, according to the terms of the Article 14 below; all other professionals will meet the requirements in Article 16 below.

ARTICLE 14 – It is incumbent upon the Executive Board individually:

1) As to the Chief Executive Officer:

a) call and chair the meetings of the Executive Board;

b) represent the Executive Board during the meetings of the Board of Directors and in the Audit Committee;

c) submit to the Board of Directors the proposals of the Executive Board concerning the investment plan, organic structure, qualification of titles and functions, implementation and changes to the Internal Regulations and other general rules and regulations for the operation of the Company and its subsidiaries and associated;

d) supervise and provide guidelines for the conduction of the corporate businesses and activities of the other Officers;

e) submit to the Board of Directors the financial statements, operating and investment budgets, the financial planning and the cash flow;

f) propose to the Board of Directors officers titles, whether with special designation or not, and the related members for the performance of specific duties deemed by it as necessary.

2) To the other Officers, whose designation will be given by the Board of Directors as suggested by the Chief Executive Officer:

a) Set guidelines, coordination and supervision of the specific activities under his responsibility;

b) Carry our specific duties attributed to them by resolution of the Chief Executive Officer.

ARTICLE 15 - When defining functions and responsibilities of the Officers, the Chief Executive Officer shall take into account that the financial and controlling area must focus on the following activities:

a) to prepare, together with other Officers, under coordination of the Chief Executive Officer, the budgets to be submitted to the approval of the Board of Officers and undertake the whole control on the execution thereof, mainly as for the cash flow control;

b) to direct the execution of the economical and financial policy, supervising the economical and financial activities, under the instructions of the Board of Directors; to arrange and coordinate the information system necessary to its performance, as well as to oversee all controlling activities, and settle the securities market relations policy.

ARTICLE 16 - The designation of the Executive Board shall be executed by the Board of Directors among the previously chosen candidates by the Chief Executive Officer. For that purpose, the Chief Executive Officer shall address to the Board of Directors a copy of the curricula vitae of the candidates, showing together with the terms of their hiring and all other necessary information to the evidence of their qualifications, as settled in Article 17 below.

ARTICLE 17 - The Executive Board shall be solely integrated by professionals with proven academic skills, acquired through courses or compatible activities with such functions in question.

ARTICLE 18 - The Executive Board, within the limits set by Law and by this instrument, is vested with the general management powers which allows it to practice any and all acts necessary for the normal operation of the Company, aiming at accomplishing its corporate objects.

Paragraph 1st. – The representation of the Company as plaintiff or defendant, in or out of court, as well as the performance of all legal acts shall be under responsibility of 2 (two) members of the Executive Board acting jointly, except for the acquisition, assignment, transfer, disposal and/or encumbrance, at any title or form, of:

a)              share interests and/or any securities in any companies;

b)             real estate of any value and items of the permanent assets, in which case the responsibility shall be exclusively held by the Chief Executive Officer or his substitute, together with another member of the Executive Board.

Paragraph 2nd. - The Executive Board, through two of its members and the appropriate instruments may appoint attorneys-in-fact with especial powers to act on behalf of the Company, in effect until December 31 of each year, except for judicial mandates as to effectiveness, observing the limitations and restrictions aforementioned in paragraph 1st above and established by the Board of Directors.

ARTICLE 19 - The Executive Board shall hold meetings whenever necessary, and Minutes of the meeting shall be drawn in the proper book.

Paragraph 1st. - The resolutions of the Executive Board shall be taken by majority of votes, and the Chairman or his substitute shall be entitled to the casting vote in case of tie, without prejudice to his individual vote.

Paragraph 2nd. – The minimum “quorum” required for validating the resolutions of the Executive Board shall be of 2/3 (two thirds) of its members, always with the presence of the Chief Executive Officer or his substitute.

Paragraph 3rd. - In their absences or temporary impediments, the Officers shall substitute for one another among them, as appointed by the Chief Executive Officer. In the event of vacancy, the Board of Directors shall appoint a substitute for the vacant office within 30 (thirty) days and the mandate of such substitute shall end at the same time as that of the other Officers.

VII – THE FISCAL COUNCIL / AUDIT COMMITTEE

ARTICLE 20 - The Company shall have a permanent Fiscal Council formed by, at least, three members and, at most by five members and equal number of deputies with duties, competence and compensation as provided by law.

Sole Paragraph – The Fiscal Council shall hold monthly ordinary meetings and extraordinary meetings whenever deemed necessary, drawing up Minutes of such meetings in the appropriate book.

ARTICLE 21 – In addition to the activities prescribed in the Brazilian law, the Fiscal Council shall perform all the duties of the Audit Committee.

ARTICLE 22 – For the full performance of the functions of the Audit Committee, it shall comply with all the requirements set forth in the applicable legislation, the provisions of these Bylaws and of the Regulations for the Fiscal Council and Audit Committee.

Paragraph 1st – At least one of the members of the Fiscal Council shall have proven knowledge in the accounting, audit and financial areas qualifying him as a financial specialist for the purposes of the Audit Committee.

Paragraph 2nd – The members of the committee shall have the same obligations and restrictions imposed by law and by these Bylaws to the Company Management.

Paragraph 3rd – Members who are fully carrying out their functions in the Audit Committee, shall not participate in more than three (3) Audit Committees or Fiscal Councils.

ARTICLE 23 – The activities of the Audit Committee shall be ruled by the applicable and in force laws, these Bylaws, and by the Regulation created for the Fiscal Council and Audit Committee, approved by the Board of Directors of the Company, who shall establish the competence, operation and other subjects about the Committee.

VIII – FISCAL YEAR AND RESULTS

ARTICLE 24 – The Fiscal year shall coincide with the calendar year at the end of which the Company shall prepare a general balance sheet of its activities to assess the results for the period, and will prepare the corresponding financial statements for disclosure and review by the General Meeting.

ARTICLE 25 - Before any profit sharing or distribution of the results for the fiscal year, deduction will be made to cover any losses accrued and for Income Tax provision.

Sole Paragraph – After the deductions referred to in this Article, the General Meeting may resolve upon a participation to be distributed to the Management and employees of up to ten percent (10%) of the remaining profits, observing legal restrictions.

ARTICLE 26 – Destination of the net profit for the year shall be made as follows:

1)              five percent (5%) for the constitution of Legal Reserve up to twenty percent (20%) of the Capital Stock;

2)              twenty-five percent (25%) as minimum compulsory dividend, adjusted according to Article 202 of Law No. 6404/76, to be attributed to all shares of the company, irrespective of type or class;

3)              twenty percent (20%) for constitution of reserves for the capital increase up to the limit of twenty percent (20%) of the Capital Stock;

4)              The remaining balance will have the following destination:

a)              For constitution of the expansion reserve up to eighty percent (80%) of the Capital Stock, in order to prevent any reduction of working capital; or

b)             The General Meeting shall resolve upon destination of the balance, which, by legal proposal of the Management may be totally or partially attributed as:

b.1)                               supplementary dividend to shareholders;

b.2)                     balance to be carried over to the next fiscal year, such as retained earnings, when duly justified by the officers to fund investment plan forecasted in the capital budget.

ARTICLE 27 - Unless otherwise stated by the General Meeting, the payment of dividends and/or interest attributable to shareholders’ equity and the distribution of shares resulting from the capital increase shall be made within sixty (60) days as of the date of the respective resolution.

Sole Paragraph – Upon resolution of the Board of Directors, under the terms of Article 12 above, the Company may prepare a biannual and interim balance sheets, as well as declare dividends to be charged to the account of these balance sheets or retained profits as provided in law, and/or distribution of interest attributable to shareholders’ equity as per Law 9.249/95.

IX – GENERAL PROVISIONS

ARTICLE 28 - In case of dissent, the norms provided in law and in the Shareholder’s Agreement filed at the head offices of the Company shall prevail, according to Article 118 of Law No. 6404/76.

ARTICLE 29 – The company shall comply with the Shareholder’s Agreement filed at the head offices of the Company, it being expressly forbidden to the participants of the board of the Meeting consider the vote statement of any shareholder, subscriber of such shareholder agreement duly filed at the Company’s head offices, which is pronounced in disagreement with its provisions, and it is also forbidden to the Company accept and proceed with the transfer, and/or encumbrance and/or assignment of preferred rights and/or other securities that do not comply with what is foreseen and regulated in the Shareholders’ Agreement.

ARTICLE 30 – The reimbursement process shall involve the totality of shares of the dissenting shareholders.

ARTICLE 31 - The contingencies not covered by these Bylaws shall be ruled by the Law.

São Paulo, April, 2005

20.00 – CORPORATE GOVERNANCE INFORMATION

CORPORATE GOVERNANCE

In line with good practices of Corporate Governance the Company adhered in 06/26/2001 the Level I of Corporate Governance at the São Paulo Stock Exchange (BOVESPA) and it is listed at the New York Stock Exchange (NYSE) – ADR Level II since 10/20/2000.

Since the Company professionalized its management in 1994, Perdigão always adopted the best practices of Corporate Governance. It has a joint shareholder control, which is represented by 7 pension funds that are parties to the Shareholders’ Agreement. To guarantee transparency when disclosing Company information Perdigão has a Code of Ethics and a policy for negotiation of securities and for disclosure of Company acts and relevant facts. Besides that, owned subsidiaries have their results consolidated into Perdigão S.A. and are audited by the same internationally recognized company (Ernst & Young Auditores independents S.S.), which is responsible for the follow-up of the Company’s accounts.

Tag Along

Majority and minority shareholders are given equal treatment, with preferred shares having tag along rights. This gives preferred shareholders the right to be included in a public offering for the sale of Company’s control, assuring them a minimum price of 80% of the value paid for each voting share held by the controlling shareholders;

Joint Shareholder Control

Represented by 7 pension funds that are parties to the Shareholders’ Agreement;

Board of Directors

The Board of Directors is made up of seven members and seven deputy members, elected for a two-year term of office. The Board meets monthly and its chairman is a representative of the minority shareholders. The controlling shareholders, which jointly control the Company, appoint market professionals as members to occupy those board positions for which they are eligible.

Fiscal Council

Permanent – with attributions of Audit Committee. The Council is made up of three members representing Perdigão’s controlling shareholders, one of the minority shareholders and one of the preferred shareholders. The Council meets monthly and when required by the legislation, its members take part in the deliberations of the Board of Directors.

Executive Board

The executive officers are professionals selected from the market, report to the Board of Directors and comprise one Chief Executive Officer, two vice presidents and four directors.

Sarbanes-Oxley

In line with good Corporate Governance practices, Perdigão has set up a Disclosure Committee, modernized and improved the Code of Ethics and filed document certification. In the Ordinary and Extraordinary General Shareholders Meeting held on April 29, 2005, it was approved the necessary changes in the Company’s Bylaws and the implementation of the Audit Committee, in conformity with the Sarbanes-Oxley rules.

Shareholders’ Rights

Critical to Perdigão’s relationship with its shareholders is the equitable treatment provided to preferred shares with the tag along mechanism giving the right to be included in a public offering for the transfer of the

Company’s control. This right guarantees a minimum price of 80% paid for each voting share in the hands of the controlling shareholders. Shareholders’ meetings have an average attendance of representatives of 70% of the total capital and 90% of the voting capital.

Investor Relations

Perdigão provides a personalized service of transparent, accurate, comprehensive, complete and consistent information to shareholders and investment analysts. Besides the IR site (www.perdigao.com.br/ri/eng), where content is being constantly updated, the Company uses other important means of communicating with the market. The Company carries out Apimec/Abamec meetings, quarterly conference calls, national and international road shows, one-on-one meetings and meetings with financial institutions to addres investor inquires as well as field trips to distribution centers and the Perdigão store.

Code of Business Conduct

The Company has a policy for negotiation of securities and for disclosure of Company acts and relevant facts and a Code of Ethics witch are widely used.  They are available in the web site: www.perdigao.com.br/ri/eng.